SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2022

with Independent Auditor’s Report

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Financial Statements

December 31, 2022

Contents

Management Report	02
Report of the Statutory Audit Committee (“SAC”)	08
Fiscal Board’s Report	10
Executive Officers’ Statement on the Financial Statements	11
Statement of the Executive Officers on the Independent Auditor’s Report	12
Independent auditor’s report on the individual and consolidated financial statements	13

Balance Sheets	19
Income Statement	21
Comprehensive Income Statements	22
Statements of Changes in Shareholders’ Equity	23
Cash Flow Statements	24
Value Added Statements	26
Notes to the Financial Statements	27

Management Report

Over the past year, GOL started a new phase characterized by high efficiency and lower costs. 4Q22 was marked by the highest yield in the Company’s history and the highest operating margin since the beginning of the pandemic. GOL saw a strong recovery in demand for air travel in all segments, transporting more than 7.7 million passengers in the quarter, bringing the total passengers in 2022 to approximately 27.3 million. The Company subsequently expanded Available Seat Kilometers by 29% in 4Q22, compared to 4Q21.

At the same time, GOL remained committed to its low-cost and high-productivity business model by taking a rational approach to operating routes. The Company’s levels of aircraft utilization are some of the highest in the industry – a competitive advantage that reduces unit costs and drives cash generation. This business model is further supported by the optimization of GOL’s fleet, with the conversion of non-operating aircraft into cargo carriers and the replacement of the 737 NG by new 737 MAX aircraft. In the fourth quarter, GOL added one new MAX-8 aircraft, resulting in 38 MAX aircraft representing 26% of the total fleet at the end of 2022.

In December, GOL issued Secured Amortizing Notes in the amount of approximately US$200 million, which extended certain lease deferral obligations by an additional year to 2026 and reduced the disbursement of lease repayments throughout 2023, due to the 12-month grace period. These Notes have guarantee on unencumbered receivables, an average cost of capital to GOL of 4.3% p.a. and represent a new innovative initiative to the Company’s liability management program. This financing was successfully secured in the midst of a capital market environment not conducive to new issuances, thereby reflecting confidence in the strength of GOL’s business and its Management.

These results were achieved thanks to the excellence of the Team of Eagles, together with the continuous investments in technology and in the improvement of the Customer experience, and the trust of our Customers, partners, suppliers and shareholders.

Record Revenues and Sales

In 4Q22, GOL achieved a net operating revenue of R$4.7 billion – the highest net revenue in the history of the Company. GOL focused on a number of key strategic initiatives during the quarter, including: ensuring a broader network for leisure destinations in the Northeast, the introduction of new regional markets, the resumption of corporate markets in the RJ-SP routes, and the improvement in Company’s digital channels. Combined, these initiatives helped to significantly increase RASK by 25.3% and yield by 24.8%, compared to 4Q21.

The Company also reached the highest level of sales in any quarter, generating approximately R$5.4 billion. This was accomplished by efficient management of ticket inventory and growth of the SMILES and GOLLOG business units, which increased sales by 25% and 18% respectively compared to the 4Q21, and recorded a joint revenue of approximately R$1.3 billion. In November, characterized as a strong month for sales due to Black Friday, GOL surpassed its daily sales levels versus 4Q19, even with overall retail sales trending lower in Brazil.

“The growth in yields over the last few quarters demonstrates the strength of our highly attractive network with bleisure travelers. We expect the recovery of the corporate market in the fourth quarter to continue to intensify during 2023 and contribute to the expansion of the aviation market in general. Despite the higher cost of living, Brazilians are keen to travel. GOL remains committed to controlling costs and delivering an excellent experience in order to best serve its customers,” commented Eduardo Bernardes, Chief Revenue Officer (CRO).

Capacity, Productivity and Cost Dilution

In the fourth quarter, GOL advanced capacity resumption (ASKs), reaching around 86% compared to the 4Q19, with a peak of 88.5% in December. The Company’s offer management seeks to maximize the profitability of each flight. Even though GOL remained the only airline in the market with a lower capacity than 2019 levels, it has already reached the pre-pandemic period unit cost excluding fuel (19.09 cents (R$)). The Company expects to continually reduce its unit cost excluding fuel as it resumes its full capacity over the coming quarters.

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Operating fleet utilization reached 11.6 hours per day in the 4Q22, an increase of approximately 1% compared to the previous quarter. Importantly, other productivity indicators also improved, reaching higher levels when compared to 2019, such as the ASK by number of Employees, at 0.81 (+28.3% vs. 4Q21 and stable compared to 4Q19), and fuel consumption per block hour operated, at 2.7 (-3.7% vs. 4Q21 and -7.3% vs. 4Q19).

SMILES and GOLLOG Business Units as Ancillary Revenue Levers

Ancillary Revenues, mainly from SMILES and GOLLOG, tripled to R$340.7 million during the 4Q22, approximately 7.2% of the GOL’s total net revenue.

SMILES ended 4Q22 with 20.9 million Customers (6% more than in 4Q21) and around 1 billion miles redeemed (26% more than 4Q21), attesting to its market-leading position as the best mileage program in the region. The revenue was R$1.1 billion in the quarter, and the gains from the synergy after the incorporation by GOL continued to be captured, demonstrating the strength of the investments made by the Company and the consolidation of a strong working capital instrument.

GOLLOG, in part through its dedicated cargo agreement with MELI currently with two aircraft, boosted its revenue to R$189 million, its highest ever revenues for a quarter. The contract with MELI provides for the operation of up to six aircraft in 2023, with an option for an additional six, and will be an important factor in increasing GOL’s presence in the cargo transportation market, which has seen growing demand in recent years.

Network Expansion and the Corporate Market Recovery

The fourth quarter was characterized by strong demand for leisure flights at the start to Brazil’s high season. GOL expanded the connectivity of its international network, offering additional flights between Brasília and Orlando, in addition to inaugurating flights between Galeão airport in Rio de Janeiro, connecting to the capital of Uruguay, Montevideo. The Company also reactivated routes during this quarter to the cities of Córdoba and Rosario in Argentina, thus serving 100% of its pre-pandemic destinations in that country. Finally, in December, GOL made its inaugural flights between Manaus and Miami, with its Boeing 737-MAX 8, connecting the north of Brazil to the United States.

In the domestic market, in response of the recovery in corporate demand, the Company increased its offer to Rio de Janeiro by 40% and reached a record number of seats in Congonhas. GOL is also preparing to offer new destinations beginning the first quarter of 2023, in addition to the six airports that began to be served last October: Santa Maria (RIA), São José do Rio Preto (SJP), Uberaba (UBA), Uruguaiana (URG), Ipatinga – Vale do Aço (IPN), Araçatuba (ARU) and Juiz de Outside – Zona da Mata Mineira (IZA), which are operated through the agreement with Voepass.

In November, GOL announced the expansion of operations in the Midwest, connecting capitals in the region on direct flights to the South and Northeast during the high season. Also in November, GOL inaugurated a flight between Salvador and Lençóis. In the South, the Company also consolidated its presence through inaugural flights between Santa Maria and São Paulo, in addition to new routes connecting Curitiba to Florianópolis and Porto Alegre.

“We’ve taking a careful and planned approach to increasing capacity and resuming routes in both the domestic and international markets. We want to make sure the demand is really there, and seek to optimize aircraft utilization and reduce unit cost excluding fuel. We have the required flexibility to return to more corporate markets in 2023, as and when the demand is sufficient, through the combination of our efficient fleet and high productivity,” concluded Celso Ferrer.

Fleet Transformation Plan

In 4Q22, the Company received one new Boeing 737-MAX 8, totaling 38 737-MAX 8 at the end of 2022, and representing 26% of its fleet. The Company returned two Boeing 737-NG aircraft in the quarter.

In 2023, despite the global supply-chain challenges, the Company expects the delivery of 15 new aircraft, raising the total to 53 Boeing 737-MAX 8 in its fleet.

3

Investments to Improve Customer Experience

In the three months ended December 31, 2022, the Company inaugurated key initiatives aimed at improving its Customer experience, ranging from the new service provided by GOLLOG (CHEGOL) that helps Customers find items left behind on flights, to the debut of an “air shuttle” between Buenos Aires and São Paulo in joint partnership with Aerolíneas Argentinas, promoting greater flexibility for Customers to visit the capital of Argentina.

In October, the Company was recognized for the fifth consecutive time by Folha de São Paulo newspaper as the “Top of Mind” brand in the airline category. In November, GOL was again awarded by APEX (Airline Passenger Experience Association) a Four Star Low-Cost Carrier award in recognition of the Company’s efforts to offer the best product to Customers through ‘GOL’s Way of Serving’. Finally, in December, GOL was recognized as the most admired airline brand by Cariocas, in a survey conducted by the newspaper O Globo in partnership with Troiano Branding.

“We seek to offer a differentiated product to our Customers, especially in the corporate segment. Our product is the sum of its onboard service, flight options, flexibility, technology for the Client journey, and a consistent mileage program with tangible benefits, and we aim to excel in all of these areas. At the heart of that is GOL’s history as a pioneer in aviation and its continued investment in engaging and leveraging its entire Team of Eagles to go above and beyond,” said Carla Fonseca, Chief Experience Officer and President of SMILES.

Developments in ESG

In 4Q22, GOL received the YenVA Stage 2 certification and recorded an improvement in its CDP index, now rated B-. Through MOSS, GOL already offers its Customers the option to offset their carbon when purchasing airline tickets. However, in November, GOL and GLOBO signed a partnership to also neutralize emissions in essential corporate travel, an unprecedented measure in the industry. In December, Brazil’s second 100% Carbon Neutral route, which connects Congonhas to Bonito, also completed one year of existence, neutralizing a total of 2,700 tons of CO2 on more than 210 round-trip flights.

The Company created and consolidated Diversity and Inclusion groups to reflect and promote the diversity of its Eagles Team, addressing topics such as: Racial Equity, Gender Equity, LGBT+, Accessibility, Ageism and the Environment. This group will be responsible for the creation of performance indicators and support the evolution of the Company on these issues. At the GOL Institute, the Company registered 19 institutions that were directly supported, strengthening its Educational pillar.

Abra Group

On March 1, 2023, GOL’s controlling shareholder, Mobi Fundo de Investimento em Ações Investimento no Exterior (“Mobi”) announced that Mobi and some of Avianca’s main investors signed on this date an amendment to the Master Contribution Agreement (“Master Contribution Agreement”) which was the subject of the material disclosure by the Company on May 11, 2022. As part of the implementation of the transaction provided for in the Master Contribution Agreement, as amended, Mobi transferred to Abra Group Limited, a company incorporated under the laws of England and Wales (“Abra”), all shares issued by the Company held by Mobi.

Following the transfer of shares described above, the shares issued by the Company held by Abra will be transferred to two companies incorporated under the laws of England and Wales, called Abra Mobi LLP and Abra Kingsland LLP. Abra Mobi LLP, together with the Constantino brothers, will hold voting control of 50% of the common shares issued by GOL (“Common Shares”); and Abra Kingsland LLP will hold voting control of 50% of the Common Shares. Abra Mobi LLP will be directly controlled by Mobi (Constantino brothers) and Abra Kingsland LLP will be directly controlled by Kingsland. After the implementation of said steps, the Constantino brothers and Kingsland, through their direct and indirect stakes, as applicable, will hold 50% of the Common Shares each and Abra will hold 100% of the economic rights over the shares of issuance of the Company contributed by Mobi to the capital of the Sub-Holdings.

The parties to the Master Contribution Agreement will enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra, with Mobi (and, indirectly, the Constantino brothers) and the major investors of Avianca becoming co-controllers of Abra. The Transaction does not entail the need to carry out a tender offer.

4

Transformational Refinancing

On March 3, 2023, GOL issued Senior Secured Notes due in 2028 in the amount of up to US$1.4 billion in a private placement to Abra Group Limited, GOL’s controlling shareholder. The Notes bear an interest rate of 18%, of which 4.5% will be paid in cash and 13.5% will be payment-in-kind, and are guaranteed by the intellectual property and brand of Smiles, the Company’s market leading loyalty program, and also a pari passu lien on the intellectual property, brand and spare parts of GOL.

The issuance was comprised of up to US$451 million in cash for specific uses subject to certain conditions and approvals, and the contribution and retirement of US$1,077 million in face value of GOL’s outstanding bonds representing 83% of the bonds maturing in 2024, 47% of the bonds maturing in 2025, 61% of the bonds maturing in 2026 and 10% of the Perpetuals. These bonds have been canceled representing a discount to par of US$312.6 million. Pro forma for the transaction, the net debt of GOL will be reduced by over US$100 million and will result in more than US$30 million in annual interest expense savings.

The transaction represents one of the largest completed liability management and comprehensive refinancing transactions in both the airline industry and the emerging markets. This transaction also represents the tenth liability management or capital raising transaction that GOL has completed since the onset of the Covid-19 pandemic.

As a result of this liability management operation, GOL obtained a series of important benefits in its capital structure and a significant improvement in its credit profile by increasing the average maturity of its bonds from 2.5 to 4.4 years, access to up to US$451 million of cash resources, and a significant reduction in annual interest payments.

Operational and Financial Indicators

Traffic Data - GOL (in millions)	4Q22	4Q21	% Var.
RPK GOL – Total	9,107	7,281	25.1%
RPK GOL – Domestic	8,208	7,164	14.6%
RPK GOL – Foreign Market	899	117	NM
ASK GOL – Total	11,375	8,817	29.0%
ASK GOL – Domestic	10,185	8,662	17.6%
ASK GOL – Foreign Market	1,189	154	NM
GOL Load Factor – Total	80.1%	82.6%	(2.5 p.p.)
GOL Load Factor – Domestic	80.6%	82.7%	(2.1 p.p.)
GOL Load Factor – Foreign Market	75.6%	76.0%	-0.4 p.p.
Operating Data	4T22	4T21	% Var.
Revenue Passengers - Pax on Board ('000)	7,776	6,558	18.6%
Aircraft Utilization (Block Hours/Day)	11.6	11.5	0.9%
Departures	57,166	45,227	26.4%
Total Seats (‘000)	9,958	7,892	26.2%
Average Stage Length (km)	1,130	1,101	2.6%
Fuel Consumption in the Period (mm liters)	315	249	26.5%
Full-Time Employees (at period end)	14,048	13,969	0.6%
Average Operating Fleet(4)	110	84	31.0%
On-Time Departures	79.0%	86.5%	(7.5 p.p.)
Flight Completion	98.3%	99.4%	(1.1 p.p.)
Passenger Complaints (per 1,000 pax)	0.79	1.11	(28.8%)
Lost Baggage (per 1,000 pax)	2.66	2.38	11.8%
Financial Data	4T22	4T21	% Var.
Net YIELD (R$ cents)	48.16	38.58	24.8%
Net PRASK (R$ cents)	38.56	31.86	21.0%
Net RASK (R$ cents)	41.55	33.15	25.3%
CASK (R$ cents)	36.00	52.99	(32.1%)
Non-fuel CASK[2] (R$ cents)	19.75	41.45	(52.3%)
Recurring CASK (R$ cents) (5)	35.35	34.66	2.0%
Recurring ex-fuel CASK (R$ cents) (5)	19.09	23.12	(17.4%)
Breakeven Load Factor Ex-Non Recurring Expenses	68.1%	86.4%	(18.3 p.p.)
Average Exchange Rate(1)	5.26	5.58	(5.9%)
End of Period Exchange Rate(1)	5.22	5.58	(6.5%)
WTI (Average per Barrel, US$)(2)	82.64	77.19	7.1%
Fuel Price per Liter (R$) (3)	5.99	4.17	43.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.86	0.58	48.3%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liters credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes non-recurring expenses

5

Domestic Market

Demand in the domestic market reached 8,208 million RPK, an increase of 14.6% compared to 4Q21, and 85% of RPK recorded in 4Q19.

Supply in the domestic market in turn reached 10,185 million ASK, representing an increase of 17.6% compared to 4Q21, and 87% of the levels reached in 4Q19.

The occupancy rate was 80.6% and the Company transported approximately 7.4 million Customers in 4Q22, an increase of 22.4% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1.189 million, and the demand (in RPK) was 899 million. The percentage comparison to 4Q21 is distorted by the fact that the previous base is almost nil.

During this period GOL transported approximately 348,000 passengers in this market.

Volume of Departures and Total Seats

In 4Q22, the Company’s total volume of takeoffs was 57,166, representing an increase of 26.4% compared to 4Q21. The total number of seats available on the market was 9.9 million, representing an increase of 26.2% compared to the same period in 2021.

PRASK, RASK and Yield

Net PRASK in 4Q22 was 21% higher compared to 4Q21, reaching 38.56 cents (R$). The Company's net RASK was 41.55 cents (R$), representing an increase of 25.3% also compared to the same period of the previous year. Net yield recorded in 4Q22 was 48.16 cents (R$), resulting in an increase of 24.8% compared to 4Q21.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's continued and efficient capacity management and pricing.

Fleet

At the end of 4Q22, GOL’s total fleet was 146 Boeing 737 aircraft, of which 106 were NGs, 38 were MAXs and 2 Cargo NGs. The Company’s fleet is 100% composed of medium-sized aircraft (narrowbody), with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at the End of Period	4Q22	4Q21	Var.	3Q22	Var.
Boeing 737	146	135	11	147	-1
737-700 NG	20	23	-3	21	-1
737-800 NG	86	89	-3	87	-1
737-800 NG Freighters	2	-	2	2	0
737-MAX 8	38	23	15	37	1

As of December 31, 2022, GOL had 91 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 66 were for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan provides for the return of about 17 operational aircraft by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash, financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.

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•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

7

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), with three independent members in the Board of Directors, elected annually by the Board Members, with one of them qualified as a Financial Expert. CAE's main duties, under its charter, are supervising the quality and integrity of the reports and financial statements, adopt legal, regulatory and statutory standards, adjust procedures linked to risk management, policies and procedures for internal controls and the internal auditors’ activities. Additionally, CAE oversees the independent auditors’ work, including their independence, quality and efficiency of the services, besides any disagreement with the Management, and approves their audit fees. CAE also resolves on the audit registration and activity regarding the Brazilian securities market (CVM), besides working as an Audit Committee, complying with the Sarbanes Oxley Act, to which the Company is subject as a company registered with the Securities and Exchange Commission (“SEC”). Transactions with related parties, activities related to risk and compliance monitoring and the operation of the installed complaints and denouncements channel are also supervised by the CAE.

Below are CAE’s activities carried out at the six meetings in the fiscal year ended December 31, 2022:

•        CAE’s coordinator established the agenda and chaired CAE’s meetings;

•        Evaluated the annual work plan and discussed the results of the independent auditors’ activities for 2022;

•        Oversaw the activities and work of the Company's internal audit, assessing the annual work plan and discussing the results of the activities and reviews. The points made by the internal audit on improving the internal control area were discussed with the managers/executive officers to implement continuous improvements.

•        Supervised and assessed the effectiveness, quality and integrity of internal control tools to, among others, monitor compliance with provisions linked to the integrity of financial statements, including quarterly financial information and other interim statements;

•        Supervised, with the Management and the internal audit, different contracts between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, to verify the compliance with the Company's policies and controls on transactions with parties related;

•        Held meetings with the independent auditors, Ernst & Young Auditores Independentes S.S Ltda., to comply with CVM and the U.S. Securities and Exchange Commission, addressing, among others, the following matters: hiring, relationship and communication between CAE and the external auditors, the scope of the auditors' work and findings of the independent auditors’ work plan; and

8

•        Prepared the report on CAE’s activities and operation in 2022, following good corporate governance practices and applicable regulations.

Internal Control Systems

Based on the 2022 agenda, CAE addressed the main subjects linked to the Company's internal controls, evaluating risk mitigation measures and the Senior Management’s commitment to their continuous improvement.

Through the meetings with the Company's internal areas, the Statutory Audit Committee managed to offer to the Board of Directors suggestions to improve procedures, overseeing results already obtained in 2022.

Based on the year’s work, CAE believes that the Company’s and its subsidiaries’ internal control system is adequate for the size and complexity of their businesses and is structured to ensure effective operations and systems for financial reporting and compliance with applicable internal and external standards.

Corporate Risk Management

CAE’s members, in their legal duties and assignments, received information from the Management on relevant corporate risks, including continuity risks, making their assessments and recommendations to increase the effectiveness of risk management procedures, directly in the Board of Directors’ meetings, contributing to and ratifying the measures implemented in 2022.

Conclusion

CAE considered the facts submitted during the work and described in this Report to be adequate, recommending, in its opinion, the approval of the Company's audited financial statements for the fiscal year ended December 31, 2022.

São Paulo, March 21, 2023.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Marcela de Paiva Bomfim Teixeira

Member of the Statutory Audit Committee

Philipp Schiemer

Member of the Statutory Audit Committee

9

Fiscal Board’s Report

The Fiscal Board of Gol Linhas Aéreas Inteligentes S.A., within its legal and statutory assignments, after assessing the Management’s Report, Balance Sheet, Financial Statement, Comprehensive Income Statement, Statement of Changes in Shareholders' Equity, Statement of Cash Flows, Statement of Added Value and their Parent Company and Consolidated Notes for the fiscal year ended December 31, 2022, and with the Independent Auditors’ report, issues the opinion that the above document adequately reflect the Company’s equity and economic-financial position as of December 31, 2022, recognizing that they can be resolved by the Annual Shareholders’ Meeting.

São Paulo, March 21, 2023.

Renato Chiodaro

Chairman of the Fiscal Board

Marcelo Moraes

Members of the Fiscal Board

Carla Andrea Furtado Coelho

Members of the Fiscal Board

10

Executive Officers’ Statement on the Financial Statements

Complying with CVM Instruction 80/2022, the executive officers state that they discussed, reviewed and agreed with the financial statements for the fiscal year ended December 31, 2022.

São Paulo, March 21, 2023.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

11

Statement of the Executive Officers on the Independent Auditor’s Report

Complying with CVM Instruction 80/2022, the Executive Board states that it discussed, reviewed and agreed with the opinion issued by Ernst & Young Auditores Independentes S/S Ltda. in the audit report on the financial statements for the fiscal year ended December 31, 2022.

São Paulo, March 21, 2023.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

12

A free translation from Portuguese into English of independent auditor’s report on parent company and consolidated financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS)

Independent auditor’s report on parent company and consolidated financial statements

To the

Management and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

Opinion

We have audited the parent company and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), identified as parent company and consolidated, respectively, which comprise the balance sheet as of December 31, 2022, and the statement of income (loss), comprehensive income (loss), of changes in shareholders’ equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the parent company and consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2022, and its parent company and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the parent company and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Significant uncertainty related to the Company`s ability to continue as a going concern

We draw attention to note 1.3 to the parent company and consolidated financial statements, which states that, according to the parent company and consolidated balance sheet as of December 31, 2022, the Company presented negative parent company and consolidated shareholders’ equity of R$21,359 million, as well as that current liabilities exceeded total current assets, parent company and consolidated, by R$545 million and R$10,868 million, respectively. As disclosed in note 1.3, these events or conditions, together with other matters described in note 1.3, indicate the existence of substantial doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

13

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the “Significant uncertainty related to the Company`s ability to continue as a going concern” section, we determined that the matters below are the key audit matters that should be communicated in our report. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the parent company and consolidated financial statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

•	Passenger transportation revenue

As disclosed in note 28 to the parent company and consolidated financial statements, as of December 31, 2022, the Company’s passenger transportation revenue was R$14,621 million. As disclosed in note 4.17.1 to the parent company and consolidated financial statements, passenger revenue is recognized when air transportation is provided.

The passenger transportation revenue recognition process is highly dependent on information technology systems and occur at a relevant volume. This process also takes into consideration other complex aspects that may affect revenue recognition, such as recording of tickets sold but not used, credits to passengers related to unused tickets, accounting for the performance obligation of the Company’s loyalty program, among others. Therefore, this was considered a key audit matter.

How we addressed the matter in our audit:

Our audit procedures included, among others, designing and performing audit procedures to test the underlying records of transaction data obtained from the IT systems; executing data analytics, including correlation analysis and tracing transactions to cash receipts; performing tests of details; testing the reconciliation of accounting records to transactional data from the transport of passengers flown and liabilities related to tickets sold and not used. We also assessed the Company’s disclosures in the respective notes to the parent company and consolidated financial statements as of December 31, 2022.

Based on the results of the audit procedures performed for passenger transportation revenue and liabilities related to tickets sold and not used, we considered that the criteria adopted by the Company, as well as the related disclosures in notes 4.17.1 and 28, are acceptable in the context of the parent company and consolidated financial statements taken as a whole.

14

•	Provision for aircraft and engine return

As disclosed in note 22 to the parent company and consolidated financial statements, as of December 31, 2022, the Company’s provision for aircraft and engine return related to lease return costs for aircraft and engines under lease arrangements amounted to R$2,601 million. As described in notes 4.15.1 and 22.2 to the parent company and consolidated financial statements, certain lease arrangements contain provisions for the Company‘s obligations to fulfill certain return conditions at the end of the lease terms. The Company estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilization patterns, historical maintenance events during the arrangement period, among other variables.

Auditing the Company’s provision for aircraft and engine return involved significant auditor judgment due to the uncertainty and complexity to estimate the amounts related to the anticipated aircraft and engines’ utilization patterns and anticipated return costs used by management to quantify the provision. Therefore, this was considered a key audit matter.

How we addressed the matter in our audit:

Our audit procedures included, among others, evaluating the estimation used by the Company to determine the provision for aircraft and engine return by testing a sample of lease arrangements with return condition clauses; comparing management’s plans for future utilization of aircraft and engines against the respective historical utilization patterns; evaluating the reasonableness of the Company’s anticipated return costs estimation process by reviewing the market price information; assessing the Company’s disclosures in the respective notes to the parent company and consolidated financial statements as of December 31, 2022.

Based on the results of the audit procedures performed for provision for aircraft and engine return, which are consistent with Company’s assessment, we considered that the criteria and assumptions applied to determine the aforementioned provision adopted by the Company, as well as the related disclosures in notes 4.15.1, 22 and 22.2, are acceptable in the context of the parent company and consolidated financial statements taken as a whole.

15

Other matters

Corresponding figures

The Company`s parent company and consolidated financial statements for the year ended December 31, 2021 were audited under the responsibility of other independent auditor, which issued an audit report on March 14, 2022, with an unmodified opinion over the parent company and consolidated financial statements.

Statements of value added

The parent company and consolidated statements of value added (SVA) for year ended December 31, 2022, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall parent company and consolidated financial statements.

Other information accompanying the parent company and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

16

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

17

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 21, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Original report in Portuguese signed by

Uilian Dias Castro de Oliveira

Accountant CRC SP223185/O

18

Balance Sheets December 31, 2022 and 2021 (In thousand of Brazilian Reais)

       Balance Sheet

		Parent Company		Consolidated
Assets	Note	2022	2021	2022	2021

Current
Cash and Cash Equivalents	5	179	210,941	169,035	486,258
Financial Investments	6	4,814	4,377	404,113	291,363
Trade Receivables	7	-	-	887,734	850,683
Inventories	8	-	-	438,865	269,585
Deposits	9	-	-	380,267	191,184
Advance to Suppliers and Third Parties	10	36,996	83	302,658	270,342
Taxes to Recover	11	3,975	10,159	195,175	176,391
Rights from Derivative Transactions	32.2	-	-	16,250	4,936
Other Credits		63,858	14,458	199,446	147,299
Total Current		109,822	240,018	2,993,543	2,688,041

Non-Current
Financial Investments	6	1	1	19,305	82,326
Deposits	9	45,042	47,534	2,279,503	1,757,842
Advances to Suppliers and Third Parties	10	-	-	49,698	76,138
Taxes to Recover	11	12,925	4,464	53,107	72,976
Deferred Taxes	12	76,907	75,560	77,251	75,799
Rights from Derivative Transactions	32.2	7,002	107,170	13,006	109,124
Other Credits		17	-	33,187	41,718
Credits with Related Companies	27.1	7,084,848	7,008,275	-	-
Property, Plant & Equipment	13	416,348	451,320	9,588,696	7,675,170
Intangible Assets	14	-	-	1,862,989	1,823,209
Total Non-Current		7,643,090	7,694,324	13,976,742	11,714,302

Total		7,752,912	7,934,342	16,970,285	14,402,343

The Notes form an integral part of these parent company and consolidated financial statements.

19

Balance Sheets December 31, 2022 and 2021 (In thousand of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	2022	2021	2022	2021

Current
Loans and Financing	15	274,733	164,304	1,126,629	634,614
Leases to Pay	16	-	-	1,948,258	2,057,687
Suppliers	17	41,520	84,335	2,274,503	1,820,056
Suppliers - Forfaiting	18	-	-	29,941	22,733
Salaries, Wages and Benefits		132	180	600,451	374,576
Taxes Payable	19	478	585	258,811	122,036
Landing Fees		-	-	1,173,158	911,174
Advance Ticket Sales	20	-	-	3,502,556	2,670,469
Mileage Program	21	-	-	1,576,849	1,298,782
Advances from Customers		-	-	354,904	237,092
Provisions	22	-	-	634,820	477,324
Derivatives Liabilities	32.2	-	-	519	-
Other Liabilities		337,612	85,843	379,848	455,251
Total Current		654,475	335,247	13,861,247	11,081,794

Non-Current
Loans and Financing	15	10,149,073	9,857,264	10,858,262	11,265,416
Leases to Pay	16	-	-	9,258,701	8,705,297
Suppliers	17	-	16	45,451	78,914
Salaries, Wages and Benefits		-	-	285,736	25,919
Taxes Payable	19	-	-	265,112	24,414
Landing Fees		-	-	218,459	277,060
Mileage Program	21	-	-	292,455	318,349
Provisions	22	-	-	2,894,983	3,109,998
Deferred Taxes	12	-	-	36.354	411
Obligations to Related Parties	27.1	145,434	6,692	-	-
Derivatives liabilities	32.2	-	-	17	-
Provision for Investment Losses	23	17,910,984	18,292,878	-	-
Other Liabilities		251,761	495,923	312,323	568,449
Total Non-Current		28,457,252	28,652,773	24,467,853	24,374,227

Shareholders’ Equity
Share Capital	24.1	4,040,397	4,039,112	4,040,397	4,039,112
Shares to Issue		-	3	-	3
Treasury Shares	24.2	(38,910)	(41,514)	(38,910)	(41,514)
Capital Reserve		1,178,568	208,711	1,178,568	208,711
Equity Valuation Adjustments		(770,489)	(1,053,082)	(770,489)	(1,053,082)
Accumulated Losses		(25,768,381)	(24,206,908)	(25,768,381)	(24,206,908)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(21,358,815)	(21,053,678)	(21,358,815)	(21,053,678)

Total		7,752,912	7,934,342	16,970,285	14,402,343

The Notes form an integral part of these parent company and consolidated financial statements.

20

Income Statement Fiscal Years ended December 31, 2022 and 2021 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company		Consolidated
	Note	2022	2021	2022	2021
Net Revenue
Passenger Transportation		-	-	14,153,076	6,880,135
Cargo and Others		-	-	1,045,649	553,249
Total Net Revenue	28			15,198,725	7,433,384

Cost of Services	29	-	-	(12,048,951)	(8,593,696)
Gross Profit (Loss)		-	-	3,149,774	(1,160,312)

Operating Revenues (Expenses)
Selling Expenses	29	(324)	(442)	(1,105,732)	(583,684)
Administrative Expenses	29	(53,553)	(172,397)	(1,646,182)	(2,051,376)
Other Revenues and Expenses, Net	29	(102,928)	6,299	159,254	(39,223)
Total Operating Expenses		(156,805)	(166,540)	(2,592,660)	(2,674,283)

Equity Pick Up Method	23	(1,055,450)	(6,394,162)	-	-

Income (Loss) before financial income (expenses), monetary and exchange rate variation and income taxes		(1,212,255)	(6,560,702)	557,114	(3,834,595)

Financial Income (Expenses)
Financial Income	30	190,617	156,377	116,517	48,794
Financial Expenses	30	(847,108)	(787,217)	(3,516,884)	(2,201,045)
Derivative Financial Instruments	30	42,025	200,267	(2,626)	198,752
Financial Expenses, Net		(614,466)	(430,573)	(3,402,993)	(1,953,499)

Loss before monetary and exchange rate variation		(1,826,721)	(6,991,275)	(2,845,879)	(5,788,094)

Monetary and Foreign Exchange Rate Variations, Net	30	263,901	(252,331)	1,328,204	(1,588,133)

Loss before income tax and social contribution		(1,562,820)	(7,243,606)	(1,517,675)	(7,376,227)

Income Tax and Social Contribution
Current		-	-	(9,302)	(48,862)
Deferred		1,347	22,068	(34,496)	241,285
Total Income Tax and Social Contribution	12	1,347	22,068	(43,798)	192,423

Loss for the Fiscal Year		(1,561,473)	(7,221,538)	(1,561,473)	(7,183,804)

Net Income (Loss) Attributable to:
Shareholders of the Parent Company		(1,561,473)	(7,221,538)	(1,561,473)	(7,221,538)
Non-Controlling Shareholders		-	-	-	37,734

Basic and Diluted Loss per share	25
Per Common Share		(0.109)	(0.545)	(0.109)	(0.545)
Per Preferred Share		(3.822)	(19.157)	(3.822)	(19.157)

The Notes form an integral part of these parent company and consolidated financial statements.

21

Comprehensive Income Statements Fiscal Years ended December 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2022	2021	2022	2021

Loss for the Fiscal Year	(1,561,473)	(7,221,538)	(1,561,473)	(7,183,804)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	305,448	392,275	305,448	392,275
Actuarial Income (Loss) from Post-Employment Benefits, Net of Income Tax and Social Contribution	(17,514)	41,524	(17,514)	41,524
Cumulative Adjustment of Conversion into Subsidiaries	(5,341)	468	(5,341)	739
	282,593	434,267	282,593	434,538

Total Comprehensive Income (Expenses) for the Fiscal Year	(1,278,880)	(6,787,271)	(1,278,880)	(6,749,266)

Comprehensive Income (Expenses) Attributed to:
Shareholders of the Parent Company	(1,278,880)	(6,787,271)	(1,278,880)	(6,787,271)
Non-Controlling Shareholders	-	-	-	38,005

The Notes form an integral part of these parent company and consolidated financial statements.

22

Statements of Changes in Shareholders’ Equity Fiscal Years ended December 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

Parent Company and Consolidated
				Capital Reserve			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects of Change in Equity Interest	Accumulated Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Non-Controlling Shareholders	Total
Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)

Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	392,275	41,524	468	-	-	434,267	271	434,538
Net Income (Loss) for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(7,221,538)	(7,221,538)	37,734	(7,183,804)
Total Comprehensive Income (Expenses) for the Fiscal Year	-	-	-	-	-	-	392,275	41,524	468	-	(7,221,538)	(6,787,271)	38,005	(6,749,266)
Stock Option	-	-	-	-	-	21,578	-	-	-	-	-	21,578	263	21,841
Capital Increase due to Stock Options Exercised	2,103	(1,177)	-	-	-	-	-	-	-	-	-	926	-	926
Capital Increase	420,734	-	-	-	-	-	-	-	-	-	-	420,734	-	420,734
Sale of Treasury Shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of Treasury Shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Interim Dividends Distributed by the Subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Acquisition of Interest from Non-Controlling Shareholders	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of Preferred Shares	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)

Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	305,448	(17,514)	(5,341)	-	-	282,593	-	282,593
Loss for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(1,561,473)	(1,561,473)	-	(1,561,473)
Total Comprehensive Income (Expenses) for the Fiscal Year	-	-	-	-	-	-	305,448	(17,514)	(5,341)	-	(1,561,473)	(1,278,880)	-	(1,278,880)
Stock Option	-	-	-	-	-	26,184	-	-	-	-	-	26,184	-	26,184
Capital Increase due to Stock Options Exercised (Note 24.1)	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital Increase (Note 24.1)	-	-	-	946,261	-	-	-	-	-	-	-	946,261	-	946,261
Transfer of Treasury Shares	-	-	2,567	(1,516)	-	(1,051)	-	-	-	-	-	-	-	-
Sale of Treasury Shares	-	-	37	(21)	-	-	-	-	-	-	-	16	-	16
Balances on December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)	-	(21,358,815)

The Notes form an integral part of these parent company and consolidated financial statements.

23

Cash Flow Statements Fiscal Years ended December 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2022	2021	2022	2021

Loss for the Fiscal Year	(1,561,473)	(7,221,538)	(1,561,473)	(7,183,804)
Adjustments to Reconcile the Net Loss to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	1,085,629	673,205
Depreciation and Amortization – Others	-	-	634,505	662,608
Provision for Doubtful Accounts	-	-	3,268	1,233
Provisions for Inventory Obsolescence	-	-	4,876	687
Provision for Reduction of Deposits	-	-	(37,005)	13,574
Reversal of Provision for Losses on Advance to Suppliers	-	-	(1,091)	(4,364)
Adjustment to Present Value of provision for Aircraft Return	-	-	239,777	65,818
Deferred Taxes	(1,347)	(22,068)	34,496	(241,285)
Equity Pickup	1,055,450	6,394,162	-	-
Result of Transactions with Property, Plant and Equipment and Intangible Assets	-	-	68,276	3,881
Sale-Leaseback Gains	(104,711)	(2,113)	(140,368)	(5,913)
Amendment to Lease Agreements	-	-	(176,667)	(27,701)
Recognition of Provisions	-	-	278,382	2,408,648
Exchange Rate and Cash Changes, Net	(249,286)	227,417	(1,327,272)	1,462,918
Interest on Loans and Leases and Amortization of Costs	674,959	608,315	2,409,208	1,776,717
Derivative Financial Instruments	(42,025)	(200,267)	172,506	(131,144)
Share-Based Compensation	-	-	26,184	21,841
Other Provisions	-	-	(7,731)	(6,096)
Adjusted Net Income (Expenses)	(228,433)	(216,092)	1,705,500	(509,177)

Changes in Operating Assets and Liabilities:
Financial Investments	(437)	9,265	(98,500)	50,832
Trade Receivables	-	-	(44,458)	(111,571)
Inventories	-	-	(174,156)	(74,634)
Deposits	2,311	82,812	(307,819)	159,896
Advance to Suppliers and Third Parties	(36,913)	10,358	(4,785)	66,354
Taxes to Recover	(2,277)	3,774	1,085	255,992
Variable Leases	-	-	2,399	16,652
Suppliers	(43,073)	11,387	445,787	241,800
Suppliers – Forfaiting	-	-	7,208	22,733
Advance Ticket Sales	-	-	832,087	619,670
Mileage Program	-	-	252,173	36,169
Advances from Customers	-	-	117,812	209,195
Salaries, Wages and Benefits	(48)	(1)	485,692	65,825
Landing Fees	-	-	203,383	280,276
Taxes Payable	5	293	378,030	83,430
Liabilities with Derivative Transactions	-	-	(53,200)	128,415
Provisions	-	-	(444,358)	(507,158)
Other Credits (Liabilities)	44,090	260,934	(163,543)	418,228
Interest Paid	(665,580)	(601,060)	(971,008)	(704,409)
Income Tax Paid	(112)	-	(557)	(42,956)
Net Cash (Used in) from Operating Activities	(930,467)	(438,330)	2,168,772	705,562

24

Cash Flow Statements Fiscal Years ended December 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2022	2021	2022	2021

Loans Receivable from Related Parties	766,753	(1,537,889)	-	-
Financial Investments in Subsidiary, net	-	-	-	594,300
Prepayment for Future Capital Increase in Subsidiary	-	(307,350)	-	-
Capital Contribution in Subsidiary	(1,128,567)	-	-	-
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	69,819	287,128	-	-
Advances for Property, Plant & Equipment Acquisition, Net	(83,797)	(382,660)	(92,811)	(319,927)
Acquisition of Property, Plant & Equipment	-	-	(645,056)	(315,995)
Sale-leaseback Transactions Received	-	2,113	69,819	14,584
Acquisition of Intangible Assets	-	-	(119,462)	(152,584)
Net Cash Flows (Used in) from Investment Activities	(375,792)	(1,938,658)	(787,510)	(179,622)

Funding of Borrowings	-	2,267,646	110,000	2,893,170
Loan Payments	-	(499,663)	(373,764)	(1,533,575)
Lease Payments - Aircraft	-	-	(2,317,125)	(1,431,689)
Lease Payments – Others	-	-	(40,216)	(17,596)
Sale of Treasury Shares	16	588	16	588
Capital Increase by Shareholders	947,543	420,734	947,543	420,734
Shares to Issue	-	926	-	926
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	-	(260,131)
Loans to Related Parties	135,252	-	-	-
Acquisition of Non-Controlling Shareholders	-	-	-	(744,450)
Net Cash Flows (Used in) from Financing Activities	1,082,811	2,190,231	(1,673,546)	(672,023)

Exchange Rate Change of the Cash of Subsidiaries Abroad	12,686	(26,239)	(24,939)	(30,489)

Increase (Decrease) in Cash and Cash Equivalents	(210,762)	(212,996)	(317,223)	(176,572)

Cash and Cash Equivalents at the Beginning of the Fiscal Year	210,941	423,937	486,258	662,830
Cash and Cash Equivalents at the End of the Fiscal Year	179	210,941	169,035	486,258

Transactions that do not affect cash are presented in Note 33 of these Parent Company and Consolidated Financial Statements.

The Notes form an integral part of these parent company and consolidated financial statements.

25

Value Added Statements Fiscal Years ended December 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2022	2021	2022	2021
Revenues
Passenger, Cargo, and Other Transportation	-	-	15,782,523	7,784,944
Other Operating Revenues	109,331	6,669	524,306	203,704
Provision for Doubtful Accounts	-	-	(3,268)	(1,233)
	109,331	6,669	16,303,561	7,987,415
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(7,022,730)	(2,697,791)
Materials, Energy, Third-Party Services, and Others	(259,664)	(159,818)	(3,897,234)	(4,897,043)
Aircraft Insurance	-	-	(45,405)	(48,849)
Sales and Marketing	(285)	(369)	(822,619)	(412,852)
Gross Added Value	(150,618)	(153,518)	4,515,573	(69,120)

Depreciation - Aircraft Right of Use	-	-	(1,085,629)	(673,205)
Depreciation and Amortization - Others	-	-	(634,505)	(662,608)
Net Added Value Produced by the Company	(150,618)	(153,518)	2,795,439	(1,404,933)

Added Value Received on Transfers
Equity Pick Up Method	(1,055,450)	(6,394,162)	-	-
Derivative Financial Instruments	42,025	200,267	(2,626)	198,752
Financial Revenue	207,138	290,925	147,876	246,007
Total Value Added (Distributed) to Distribute	(956,905)	(6,056,488)	2,940,689	(960,174)

Distribution of Value Added:
Direct Compensation	5,205	11,373	1,592,698	1,485,392
Benefits	-	-	221,790	207,339
FGTS	-	-	120,681	81,355
Personnel	5,205	11,373	1,935,169	1,774,086

Federal	4,474	(16,687)	249,469	369,886
State	-	-	22,964	16,617
Municipal	-	-	1,964	1,777
Taxes, Fees, and Contributions	4,474	(16,687)	274,397	388,280

Interest and Exchange Rate Change - Aircraft Leases	-	-	596,122	1,392,449
Interest and Exchange Rate Change - Others	594,849	1,170,364	1,386,962	2,564,012
Rents	-	-	110,355	104,479
Others	40	-	199,157	324
Third-Party Capital Compensation	594,889	1,170,364	2,292,596	4,061,264

Loss for the Fiscal Year	(1,561,473)	(7,221,538)	(1,561,473)	(7,221,538)
Net Profit of the Fiscal Year Attributed to Non-Controlling Shareholders	-	-	-	37,734
Shareholders’ Equity Compensation	(1,561,473)	(7,221,538)	(1,561,473)	(7,183,804)

Total Value Added Distributed (to Distribute)	(956,905)	(6,056,488)	2,940,689	(960,174)

The Notes form an integral part of these parent company and consolidated financial statements.

26

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on December 31, 2022, is shown below:

27

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's equity interest in the capital stock of its subsidiaries, on December 31, 2022, is presented below:

Entity	Incorporation Date	Location	Main Activity	Type of Control	% of Interest in the Share Capital
					December 31, 2022	December 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft Acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity in Companies	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	100.00	100.00
Smiles Viajes Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment Fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment Fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”) has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds AirFim and Fundo Sorriso, controlled by GLA have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of this fund.

1.2.	Impacts and Measures taken by the Management regarding Covid-19 and the Russian invasion of Ukraine

The first days of 2022 featured a significant growth in Covid-19 cases, with the “Omicron” variant, which led to flights cancelled by several companies in Brazil and worldwide. Through its flexible business model based on a single type of fleet, GOL did not see any operational impact in the period, with regularity above 99% and market leadership in domestic routes.

In February 2022, Russia launched a military invasion of Ukraine, severely escalating the existing conflict between these countries and generating impacts of reduction in global investments and in the supply of oil production due to the sanctions imposed by the international community on Russia. As a consequence, Brent and WTI oil, as well as the differentials for Heating Oil and Jet Fuel distillates rose sharply during the year 2022, higher than the previous period and resulted in the historical record level of aviation kerosene prices for the third quarter of 2022, as seen in the increase in costs of this nature in note 29. In view of this increase, the Company uses its capacity management to optimize the pricing of its fares, increase productivity and mitigating cost increase, in addition to evaluating protection strategies of future exposure and participate in sectoral negotiations in order to mitigate the impact on the operating margin.

28

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The results of the period demonstrate a consistent recovery in demand, with plans to return to pre-pandemic levels in the coming quarters, with the Company having increased the domestic offer, measured by the ASK, at 40.2% on this period compared to the same period in 2021 and observed an increase of 36.7% in domestic demand, measured by RPK following the same comparison.

In order to keep up with the resumption of demand and increase its positioning in the regional market, the Company, in addition to inaugurating new routes in this market, also signed agreements with new partners and expanded frequencies on previously operated routes.

1.2.1.	Impacts on the Consolidated Financial Statements

Throughout 2022, the operational network resumed and the offer normalized at levels close to 2019, having reached in the fourth quarter of 2022 86% of the supply equivalent to the same period of 2019. However, the result for the period bears the impacts of the pandemic period that led to a reduction in the network. In response to the drop in demand and crew availability, the costs of depreciation of flight equipment not directly related to the revenues generated in the period were reclassified from costs to other operating expenses.

The table below details the reclassifications made to period ended December 31, 2022, linked directly to the Covid-19 pandemic and additional disclosures:

		Consolidated
Income Statement - Reclassifications		Cost of Services	Other Revenues and Expenses, Net
Flight equipment depreciation – idleness	(a)	108,706	(108,706)

(a)	Due to the drop in the number of flights operated, where the Company incurred with the burden of time, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

In the preparation of this financial statement, the Management considered the most recent forecasts available, duly reflected in the Company's business plans.

1.3.	Capital Structure and Net Current Capital

On December 31, 2022, the Company’s negative individual and consolidated net working capital reached R$544,653 and R$10,867,704, respectively (R$95,229 and R$8,393,753 negative on December 31, 2021). This is mainly due to an increased advance ticket sales and mileage program, on December 31, 2022, these obligations totaled R$5,079,405 (R$3,969,251 on December 31, 2021), which are expected to be substantially carried out with the Company’s services.

On December 31, 2022, the Company also had a negative shareholders’ equity position attributed to the controlling shareholders, totaling R$21,358,815 (R$21,053,678 negative on December 31, 2021). The variation observed is mainly due to loss for the fiscal year, partially offset by the capital increase carried out in the context of the investment agreement with American Airlines (Note 1.4).

29

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 93.7% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 47.8% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure, with highlight to the issuance of Senior Secured Amortizing Notes, in the amount of US$ 196 million (Note 1.9) in 2022, and in 2023 the closing of the transaction related to the issuance of Senior Secured Notes due in 2028, in the amount of US$ 1.4 billion (Note 1.7 and 35.2). These measures will lead to an improvement in the Company’s capital structure and liquidity.

Our Parent Company and Consolidated Financial Statements have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved by GOL's Board of Directors.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on December 31, 2022, the Parent Company and Consolidated Financial Statements do not include any adjustments that may result from the inability to continue operating.

1.4.	American Airlines Investment Agreement

In the period ended December 31, 2022, GOL and American Airlines formalized an agreement to expand their commercial cooperation, with an investment of R$948,320, paid up in cash by American Airlines for 22,224,513 preferred shares of the Company. As of this transaction, American Airlines has the right to appoint a member to the Company's Board of Directors for the next 3 years, having appointed Mr. Anmol Bhargava.

The exclusive codeshare agreement furthers the relationship between the two airlines, with more travel opportunities for passengers and improving the customer experience and GOL's competitive position on routes that connect North and South America. The investment agreement, in addition to the terms of confidentiality, exclusivity and cooperation, provides for certain restrictions on changes in the Company's capital.

1.5.	Advancing the Fleet Transformation Plan

In the fiscal year ended December 31, 2022, the Company received 15 Boeing 737-MAX aircraft, and continued the fleet transformation plan to replace Boeing 737 NG aircraft with Boeing 737-MAX aircraft.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations close to resuming pre-pandemic levels and significantly higher macroeconomic variables linked to costs due to the exchange rate and mainly the aviation fuel price, there is an increased need to advance the replacement of the current fleet of 737-NG.

Besides, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

30

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Due to the advanced fleet transformation, the Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 22.2, which may be compensated with deposits disclosed in Note 9.

1.6.	Cargo and Logistics Services Agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. In the period ended December 31, 2022, the Company received 2 cargo aircraft, having started operations in September of 2022.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

1.7.	Agreement between the Controlling Shareholder and Main Investors of Avianca

On May 11, 2022, the Company received a mail from its controlling shareholder MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”) notifying that a Master Contribution Agreement was signed with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

Under the Master Contribution Agreement, MOBI FIA will contribute with its shares in GOL and major investors in Avianca Holding will contribute with their shares in Avianca Holding to create a privately held company, incorporated under the laws of England and Wales. GOL and Avianca will continue to operate independently and keep their brands and cultures.

On March 1st, 2023, the Company's controlling shareholder, MOBI FIA, announced the completion of the corporate transaction provided for in the Master Contribution Agreement, on this date transferred to Abra Group Limited, a company incorporated under the laws of England and Wales (“Abra”) all shares issued by the Company held by MOBI FIA. On March 3, 2023 the Company announced the closing of the private placement with Abra's investors and concurrently the Company completed the closing of Abra's private investment in the Company through Senior Secured Notes due 2028 which will be issued in the amount of US$1.4 billion.

The Master Contribution Agreement provides that the main investors of Avianca and other parties to the Master Contribution Agreement will contribute their shares issued by Avianca to Abra, in exchange for common shares issued by Abra, which is expected to be completed by the end of the March. The parties to the Master Contribution Agreement will enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra, with MOBI FIA (and, indirectly, the Constantino brothers) and the Major Investors of Avianca becoming co-controllers of Abra.

31

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.8.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on December 31, 2022, there are no impacts on the Company's Financial Statements.

MAP may be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

1.9.	Issuance of Senior Secured Amortizing Notes

On December 30, 2022 GOL, through its subsidiary GOL Finance, issued Senior Secured Amortizing Notes bearing 5.00% p.a. and maturing in 2026 (series A) and Subordinated Secured Amortizing Notes bearing 3.00% p.a. and maturing in 2025 (series B), in a total volume of US$196 million.

The Notes were issued in exchange for full compliance, at 100% of face value, with certain lease payment obligation for aircraft that are under deferral arrangements, among other obligations that participating aircraft lessors have elected to exchange for Notes.

The Notes have na average grace period of 12 months. After the grace period, the Series A Notes will be amortized in ten equal quarterly installments and the Series B Notes will be amortized in nine equal quarterly installments and will be contractually subordinated to the Series A Notes. The Notes may be redeemed by GOL at any time at face value and are guaranteed by a fiduciary assignment of receivables unencumbered by GOL Linhas Aéreas S.A. (“GLA”).

1.10.	Compliance Program

On September 15, 2022, the Company entered into an agreement with the Comptroller General of the Union of Brazil ("CGU"), with the United States Department of Justice ("DoJ") and with the U.S. Securities and Exchange Commission ("SEC") to terminate investigations into payments made by GOL between 2012 and 2013 to politically exposed persons, including Brazilian government officials, as a result of a December 2016 GOL report to the SEC and to the Securities and Exchange Commission ("CVM").

Pursuant to the agreements entered into, the authorities acknowledged the Compliance program, internal controls, and Company’s anti-corruption procedures: (a) GOL agreed to pay the full amount of US$3.4 million to CGU to be deducted from payments due to the DoJ and SEC as described below; (b) the DoJ has agreed by the filing of the indictment, whereby it was determined that no compliance monitoring will be required and that the company agreed to report annually, for three years, to the DoJ remediation and implementation of Compliance measures related to anti-corruption policies, procedures and practices; (c) GOL agreed to pay US$17.0 million to the DoJ and US$24.5 million to the SEC in penalties and interest for the early judgment related to the reduction of payroll tax and fuel tax between 2012 and 2013 that benefited the Company along with other companies and airlines. Of which US$20.25 million has been paid to the DoJ and SEC, with US$12.6 being oaid in September 2022 and US$ 7.65 in December 2022. The balance will be paid in the next two years; and (d) the payment of US$3.4 million by GOL to CGU which, as described above, will be credited by the DoJ and the SEC and may be deducted from the payments due to them.

32

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

2.	Message from the Management, base to Prepare and Present the Financial Statements

The Company’s Parent Company and Consolidated Financial Statements were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Parent Company and Consolidated Financial Statements was prepared using the Brazilian real (“R$”) as the functional and presentation currency, figures are expressed in thousands of Brazilian Reais, except when otherwise indicated. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Parent Company and Consolidated Financial Statements requires the Management to make judgments, use estimates and adopt assumptions affecting the amounts presented of revenues, expenses, assets and liabilities. However, the uncertainty regarding these judgments, assumptions and estimates could give rise to results that require a significant adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

The Management, when preparing these financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company’s operations to users; (iii) the informational needs of users of financial statements; and (iv) information from other entities in the same industry, mainly in the international market.

The Management confirms that all material information in this Parent Company and Consolidated Financial Statements is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Financial Statements has been prepared based on historical cost, with the exception of the following material items recognized in the balance sheets:

33

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Financial Statements for the fiscal year ended December 31, 2022 has been prepared assuming that it will continue as going concern, realizing assets, and settling liabilities in the normal course of business. See details in Note 1.3, relating to significant uncertainty about our ability to continue as a going concern.

3.	Approval of the Parent Company and Consolidated Quarterly Information

These Parent Company and Consolidated Financial Statements were approved and authorized by the Board of Directors on a meeting held March 21, 2023.

4.	Summary of Significant Accounting Practices

4.1.	Consolidation

The Company consolidates all entities over which it has control, control is obtained when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the relevant activities of the investee.

It is usually assumed that a majority of voting rights results in control. To support this assumption, and when the Company holds less than a majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing if it has power over an investee. The Company reassesses if it has control of an investee if facts and circumstances indicate changes in one or more elements of control listed above.

The consolidation of a subsidiary starts when the Company obtains control over the subsidiary. It ends when the Company loses control over the subsidiary. The change in equity interest in a subsidiary, without losing control, is accounted for as an equity transaction.

Accounting practices were uniformly applied to all consolidated companies, consistent with those used by the parent company and adopted in the previous year. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses from these transactions, including charges and taxes. The Income (Expenses) and each item in Other Comprehensive Income (Expenses) are attributed to both the controlling and non-controlling shareholders, even if doing so results in a loss to non-controlling shareholders.

In the parent company financial statements, the Company's investments in its subsidiaries are accounted for using the equity method.

34

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.2.	Cash and Cash Equivalents

The Company classifies in this group the balances of cash, automatic bank deposits and financial investments, and securities with immediate liquidity, which, according to analyzes, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group, due to their very nature, are measured at fair value through income (expenses) and will be used by the Company in a short period of time.

4.3.	Financial Investments

In the presentation and measurement of financial assets, the Company considers the provisions of CPC 48 - “Financial Instruments”, corresponding to IFRS 9, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.3.1.	Amortized Cost

Financial investments are measured at amortized cost when both of the following conditions are met:

•      the Company plans to hold the financial asset to collect the contractual cash flows; and

•      the contractual cash flows represent only the payments of interest and principal (“SPPI”).

4.3.2.	Fair Value

Financial investments measured at fair value are divided into two categories:

•      Through Comprehensive Income (Expenses): This category is applicable when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•      Through profit or loss: Considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss. The Company may also choose, upon initial recognition, to designate the financial asset as measured at fair value through income (expenses), to eliminate or significantly reduce measurement or recognition inconsistencies, called "accounting mismatch". The financial instruments designated at fair value through income (expenses) are to eliminate or significantly reduce an accounting mismatch, thus appraised at market value.

Financial investments assigned as guarantees linked to short- and long-term financial instruments, deposits for leasing operations and other passive operations are disclosed in Note 6.

35

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.4.	Trade Receivables

They are measured based on the invoiced figure, net of estimated losses from doubtful accounts, and approximate the fair value given their short-term nature. In compliance with CPC 48 - “Financial Instruments”, corresponding to IFRS 9, the estimated losses from doubtful accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyzes to assess the receipt risks.

4.5.	Inventories

Inventory balances mainly include materials for maintenance and replacement of parts. Inventories are measured at the average acquisition cost plus expenses such as non-recoverable taxes and customs expenses incurred in the acquisition and transportation expenses until the current location of the items. Provisions for inventory obsolescence are recorded for those items that have no expectation of realization.

4.6.	Income Tax and Social Contribution

4.6.1.	Current Taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.6.2.	Deferred Taxes

Deferred taxes represent credits and debits on IRPJ’s tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current.

An impairment loss on these assets is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

36

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.7.	Rights and Obligations with Derivative Financial Instruments

Variations in interest rates, in foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

4.7.1.	Derivative Financial Instruments not designated as Hedge Accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial income (expenses).

4.7.2.	Derivative Instruments classified as Cash Flow Hedge

The instruments designated as cash flow hedge have the purpose of protecting future income (expenses) from changes in interest rates, fuel prices and in foreign exchange. The actualness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The actual variations in fair value are recorded in the shareholders’ equity in “Other Comprehensive Income (Expenses)”, up to the recognition of the result of the hedge’s object. The inefficiencies found in each reporting period are recognized in the financial income (expenses). The hedge transactions in “Other Comprehensive Income (Expenses)” are net of tax effects.

4.7.3.	Derecognition and Write-Off of Derivative Financial Instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other Comprehensive Income (Expenses)” and year-to-date in the shareholders’ equity up to that date are immediately recognized in the result for the year.

4.8.	Deposits

4.8.1.	Deposits for the Maintenance of Aircraft and Engines

Refer to payments made in US dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial income (expenses). The Management regularly assesses the impairment of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the balance sheet are realizable.

37

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Some of the agreements foresee that, if there are no maintenance events with the possibility of using the deposits, the deposits for this operation are not refundable. Such amounts are retained by the lessor and represent payments made according to the use of the components until the return date. Thus, the figures in this category are recognized directly in the income (expenses) for the Fiscal Year under “Maintenance and Repair Material”, considering the regular impairment test or when the asset is returned.

4.8.2.	Court Deposits

In the course of the lawsuits brought against the Company and on which the legitimacy of the claims is questioned, the Company may be required to make appeals and/or court deposits to continue its defense strategy. These amounts are monetarily restated, mostly by inflation indexes, and are characterized as resources not immediately available to the Company, pending a judicial decision.

4.8.3.	Deposit in Guarantee for Lease Agreements

Deposits and guarantees are denominated in US dollars and updated monthly by the foreign exchange rates. Deposits are refundable to the Company at the end of the lease agreements or offset against future obligations formalized upon return of the leased asset.

4.9.	Property, Plant & Equipment

Property, plant, and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost. Interest and financial charges directly related to the acquisition, construction, or production of a good that necessarily requires significant time to complete are capitalized as part of the cost of the asset.

Every item of the property, plant, and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant, and equipment, for purposes of depreciation, is shown in Note 13.

The estimated market price at the end of its useful life is the premise used to set the residual value of the Company’s property, plant, and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

The book value of the property, plant, and equipment is analyzed to verify possible impairment loss when facts or changes in circumstances indicate that the book value is greater than the estimated recoverable amount. The book value of the aircraft is annually tested for impairment, even if there are no circumstances that indicate losses.

38

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

An item of property, plant and equipment is written off after divestment or when there are no future economic benefits from the asset's continued use. Any gains or losses on the sale or write-off of an item are established by the difference between the amount received on the sale and the book value of the asset and are recognized in the income (expenses).

Additionally, the Company adopts the following treatment for the groups below:

4.9.1.	Advances for Aircraft Acquisition

Refers to advances in US dollars made to Boeing for the acquisition of 737-MAX aircraft. Advances are converted at the historical rate.

4.9.2.	Lease Agreements

Lease agreements are recognized, measured, presented and disclosed as per the current standard, CPC 06 (R2) - “Leases”, corresponding to IFRS 16. The Company adopts recognition exemptions for lessees, set forth in the standard, for short-term leases and “low value” assets.

4.9.2.1.	Right-of-Use Asset

The Company recognizes the right-of-use assets on the lease’s starting date (that is, on the date on which the asset is available for use). The assets with right of use include recognized lease liabilities, initial direct costs incurred and lease payments made up to the start date, less any lease incentives received. The initial measurement of a right-of-use asset also includes an estimate of the costs to be incurred by the Company in returning the underlying asset, restoring the underlying asset to the condition required by the lease terms and conditions. The Company incurs an obligation for these costs, either on the start date or due to having used the asset during the term of the contract.

After the start date, assets with right of use are measured at cost, less year-to-date depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities. Assets with right of use are depreciated on a straight-line base for the shortest period between the lease term and the estimated useful life of the assets. In certain cases, if the ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost represents the exercise of a call option, depreciation is calculated using the estimated useful life of the asset.

4.9.2.2.	Lease Liabilities

On the lease’s starting date, the Company recognizes the present value of lease payments to be made during the lease term period according to the scheduled flow. Lease payments include; (i) fixed payments (mainly including fixed payments) less any lease incentives receivable; (ii) variable lease payments that depend on an index or rate; and (iii) amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a call option reasonably certain to be exercised by the Company and payments of fines for terminating the lease, if the lease term reflects the exercise of the option to terminate the lease by the Company.

39

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

When calculating the present value of lease payments, the Company uses its incremental loan rate on the starting date, when the interest rate implied by the lease cannot be immediately determined.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

After the starting date, the value of the lease liability is increased to reflect the time elapsed and, thus, the increase in interest and reduced for the lease payments made. Besides, the book value of the lease liability is remeasured if there is any change in the lease, considering the change in the lease term, change in the lease payments (for example, changes in future payments from a change in an index or rate used to determine such lease payments) or change in the valuation of a call option for the underlying asset.

The Company reassesses the lease liability whenever certain events occur and recognizes the remeasured balance of the lease liability as an adjustment to the right-of-use asset. However, if the book value of the right-of-use asset is reduced to zero and there is a further drop in the measured ease liability, the Company recognizes any remaining balance of the remeasured income (expenses).

4.9.2.3.	Sale and Leaseback Transactions

Sale-leaseback transactions occur when the Company sells an asset and leases it back. These transactions are initially analyzed within the scope of CPC 47 - "Customer Contract Revenue", equivalent to IFRS 15, with the aim of verifying whether the performance obligation has been met, and therefore accounting for the sale of the asset.

Once this requirement is met, the recognition of the result of sale-leaseback transactions uses the fair value of the traded asset as a reference. For new goods, the source of information for obtaining fair value are market prices for items of a similar nature, considering the condition of the good. If the item already belongs to Gol, the calculation for fair value intelligence is carried out using an internal methodology, based on the methodology applied in the market.

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the actual value recognized in the result as income or loss).

The proportionality calculation is carried out considering the present value of the lease payments adjusted by the advances or additional financing.

4.9.3.	Capitalization of Expenses with Major Maintenance of Engines, Aircraft, Landing Gear and APUs (Auxiliary Power Unit)

Expenses with major maintenance events, which include replacement of parts and labor, are capitalized only when there is an extension of the estimated useful life of the corresponding asset. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance or the return of the good, whenever comes first. Expenses incurred that do not extend the useful lives of assets are recognized directly in the financial statement.

40

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.10.	Intangible Assets

4.10.1.	Identifiable Useful Life

Intangible assets acquired are measured at the cost of their initial recognition. The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets generated internally, excluding development costs, are not capitalized, and expenses are reflected in the income statement for the year in which they were incurred.

After initial recognition, intangible assets with finite useful lives are stated at cost, less the year-to-date amortization and impairment losses, when applicable. Intangible assets with finite lives are amortized over their useful economic lives and are assessed for impairment whenever there is an indication of impairment. The amortization period and method for an intangible asset with a finite life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite lives is recognized in the financial statement in the expense category consistent with the use of the intangible asset.

4.10.2.	Indefinite Useful Life

4.10.2.1.	Goodwill for Expected Future Profitability

In this category, the amounts corresponding to the goodwill from business combinations carried out by the Company and its subsidiaries are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. The Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

4.10.2.2.	Airport Operation Rights (“Slots”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of use rights at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on the cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable.

4.11.	Impairment Loss on Non-Financial Assets

The Company annually reviews internal and external sources of information to assess events or changes in economic and technological conditions, or in operations that may indicate the devaluation of an asset or cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value minus selling expenses and value in use. When the book value of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount, a provision for impairment is recognized.

41

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

When estimating the asset's value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate reflecting the weighted average cost of capital for the CGU.

For the purposes of assessing the impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (Cash-Generating Unit or “CGU”).

A previously recognized impairment loss is reversed, except on goodwill for expected future profitability, only when changes occur to estimates used to calculate the asset's recoverable amount.

4.12.	Loans and Financing

Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After the initial recognition, these financial liabilities are measured at amortized cost using the actual interest method, except for the contracted derivatives linked to Exchangeable Senior Notes, which are measured at fair value through profit or loss.

Gains and losses are recognized in the financial statement when the liabilities are written off. Amortized cost is calculated considering any premium, negative goodwill or goodwill on contracts and fees or costs that are an integral part of the actual interest rate method. Amortization using the actual interest rate method is included as a financial expense in the financial statement, except when subject to capitalization.

4.13.	Suppliers and Other Obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

4.13.1.	Suppliers - factoring

The Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be anticipated. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution (see Note 18).

4.14.	Advance Ticket Sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the financial statement, as detailed in Note 4.17.1.

42

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.15.	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

4.15.1.	Provision for Aircraft and Engine Return

Aircraft lease agreements regularly have contractual obligations establishing conditions for return. The Company makes provisions for the return costs, since these are present obligations from past events and which will generate future disbursements, when the amount can be measured with reasonable certainty.

The initial gains expected basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in the agreement. The estimated cost is recorded at present value in Property, Plant & Equipment. After the initial record, the liability is updated according to the capital compensation rate estimated by the Company, with a corresponding entry in the financial income (expenses). Any changes in the estimate of expenses to be incurred are recorded prospectively.

Besides the estimated expenses for aircraft reconfiguration, the lease agreements include provisions on the preservation and useful life of the aircraft components to be observed when returning the aircraft. This provision depends on the actual use of the aircraft and engines, maintenance events during the contractual period, among others, therefore, it is recorded from the moment the Company has the necessary elements to reliably estimate the expenses to be incurred, considering the period they become a present liability due to the condition of the engines and components. The Company estimates the provision to return the aircraft and engines at present value when the effect of the time value of money is relevant, based on the end of the lease agreement, when the disbursement will be necessary.

4.15.2.	Provision for Tax and Labor Risks

The Company is a party to several legal and administrative proceedings, mainly in Brazil, and the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded for such proceedings reasonably reflects the estimated probable losses. If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these claims have their nature disclosed.

These provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable limitation period, findings of tax inspections or additional exposure identified based on new matters or court decisions.

43

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.16.	Post-Employment Benefits

The Company recognizes actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with CPC 33 (R1) - “Benefits to Employees”, corresponding to IAS 19. Actuarial gains and losses are recognized in other comprehensive income (expenses) based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the result for the year.

4.17.	Revenue recognition

4.17.1.	Revenue from Passengers, Cargo and Ancillary Services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are highly likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration. It should be noted that future events can significantly change the profile of customers and their historical behavior.

Revenues from cargo shipments are recognized when performance obligations are met.

Other revenues that include charter services, on-board sales services, flight rebooking fees, baggage drop-off, and other additional services are recognized along with the primary passenger transportation obligation.

4.17.2.	Mileage Revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction.

Until August 31, 2021, Smiles worked as an agent and complied with its performance liability when miles were redeemed by Smiles’ frequent flyers and exchanged for awards with its partners, recognizing the revenue in the parent company financial information. In the consolidated financial statements, the revenue recognition cycle from exchanging Smiles Program’s miles for airline tickets is only completed when passengers are actually transported, so that unrealized profits were properly removed, as provided for in the ICPC 09 (R2) – Parent Company Financial Statements, Separate Financial Statements, Consolidated Statements and Adoption of the Equity Method.

After the merger of Smiles Fidelidade by GOL Linhas Aéreas (GLA) on September 1, 2021, revenue from the frequent flyer program with airline products and services, which are offered by the entity itself, are now recognized only at when the flight takes place, as the entity's performance liability becomes solely the flight and related services, with GLA as the entity that controls the said service before transferred to the customer. To exchange rewards with services and products not linked to an entity of the same economic group, GLA, as the entity responsible for the frequent-flyer program, remained as an agent and the performance liability is fulfilled when the miles are redeemed by Smiles Program’s frequent flyers.

44

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue. The Company calculates the breakage estimate through the probability of miles having a significant chance to expiry due to non-use, considering the behavioral history of Smiles Program’s frequent flyers.

It should be noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue, reviewed annually.

4.17.3.	Adoption of Hedge Accounting to Protect Future Revenues with Passengers and Ancillary Services

In the regular course of its operations, the Company has recurring sales in U.S. dollars (“US$”), mainly as a result of international routes in South, Central, and North America. On August 1, 2019, the Management has adopted the cash flow hedge accounting to reduce the volatility of these future foreign currency revenues, which are considered highly probable, as provided for and stated in Paragraph 6.3.1 of CPC 48 – “Financial instruments”, using as hedge instruments the lease agreements recorded as a debt due to the adoption of CPC 06 (R2) – “Leasing”.

With the adoption of hedge accounting, the foreign exchange gains and losses from the lease agreements (hedge instrument) will be year-to-date in shareholders’ equity, “Equity Valuation Adjustments”, appropriated to the Company’s income (expenses) upon the realization of the revenue from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's income (expenses). The final position of shareholders’ equity is not affected by the adoption of this accounting practice.

The elements of hedge accounting are: (1) hedged: highly probable sales revenue in US$; (2) hedge instrument: lease agreements linked to the US$; (3) amount designated: 60 months of highly probable revenues based with a notional totaling US$903.102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

45

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.18.	Share-Based Compensation

4.18.1.	Stock Option

The Company offers stock option plans to its executives. The Company recognizes as an expense, on a straight-line basis, the fair value of the options or shares, calculated on the vesting date through the Black-Scholes method, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The year-to-date expense recognized reflects the Company’s best estimate of the number of shares that will be acquired. The expense or revenue from the movement occurred during the year is recognized in the financial statement.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share, when applicable.

4.18.2.	Restricted Shares

The Company can also offer to its executives a restricted stock transfer plan that takes place at the end of the period stipulated from the date of grant, as defined in the plan of each program, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in treasury.

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the results for the year, in such a way that the year-to-date expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

4.19.	Profit-Sharing for Employees and Members of the Management

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. For the members of the management the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit sharing is recognized in the financial statement for the fiscal year in which the goals are achieved.

4.20.	Financial Revenues and Expenses

Include interest income on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in the income (expenses), interest on loans and financing, commissions and bank charges, among others. Interest income and expenses are recognized in the financial statement using the actual interest method.

46

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.21.	Earnings per Share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares unless these adjustments are not dilutive.

Although there are differences between common and preferred shares in terms of voting rights and preemptive rights in the event of liquidation, the Company's preferred shares do not grant the right to receive fixed dividends. Preferred shares have economic power and the right to receive dividends 35 times greater than common shares. Therefore, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the result for the year attributed to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

4.22.	Information by Segment

An operational segment is a component of the Company that engages in business activities to generate revenue and incur expenses. Operational segments reflect how the Company's management reviews financial information for decision-making. The Company's management has identified only one operational segment, air transportation, that meets the quantitative and qualitative disclosure parameters.

The operations of this segment are primarily originated from the subsidiary GLA, which provides passenger air transportation services, and its main revenue-generating assets are its aircraft. Other revenues mainly come from cargo operations, loyalty program, third-party aircraft maintenance, and related services such as baggage check-in, fines for ticket changes and cancellations, among others.

4.23.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange Rate Change, Net” in the financial statement for the fiscal year.

The exchange rate changes in Reais in effect on the base date of these financial statements are as follows:

	Final Rate		Average Rate
	2022	2021	2022	2021
U.S. Dollar	5.2177	5.5805	5.1630	5.3956
Argentinian Peso	0.0295	0.0543	0.0406	0.0568

4.24.	Statement of Added Value (“DVA”)

Has the purpose to show the wealth generated by the Company and its distribution during a given year. Presented by the Company as required by Brazilian Corporation Law as part of its financial statements and as additional information to the financial statements for IFRS standards. The DVA was prepared based on information obtained in the accounting records following the provisions in CPC 09 - “Statement of Added Value”.

4.25.	New Accounting Standards and Pronouncements Adopted in the Current Year

The standards listed below have become valid for annual periods beginning on or after January 1, 2022.

47

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
4.25.1.	Amendments to CPC 37 (R1), CPC 48, CPC 29, CPC 27, CPC 25 e CPC 15 (R1)

The amendments to the above pronouncements are as a result of the annual amendments relating to the improvement cycle between 2018 and 2020, such as:

• Onerous Contracts – Costs of Fulfilling a Contract;

• Property, Plant and Equipment: Proceeds before Intended Use; and

• Reference to the Conceptual Framework.

4.25.1.1.	Onerous Contracts – Costs of Fulfilling a Contract

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

The IASB published amendments to IAS 37, equivalent to CPC 25, in order to specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labor and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments should be applied to contracts for which it has not fulfilled all of its obligations at the beginning of the reporting period of its initial adoption date.

The amendments had no effect on the Company's individual and consolidated financial statements as the Company and its subsidiaries had no onerous contracts in the applicable period.

4.25.1.2.	Property, Plant and Equipment - Proceeds before Intended Use

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

In accordance with the transitional provisions, the Group applies the amendments retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

48

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
4.25.1.3.	Reference to the Conceptual Framework

In May 2020, the IASB published amendments to IFRS 3, equivalent to CPC 15 (R1), which replace a reference to an earlier version of the IASB's Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3/CPC 15 (R1) – “Business Combinations” to avoid recognizing potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37/CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. In accordance with the transitional provisions, the Group applies the amendments prospectively, i.e., to business combinations occurring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Group as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the period.

4.25.2.	IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities (equivalent to CPC 48 – Financial Instruments)

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

In accordance with the transitional provisions, the Company applied the amendment to financial liabilities that are modified or exchanged on or after January 1, 2022.

4.26.	Major accounting estimates and assumptions used

As disclosed in note 2, Management has made judgments that have a significant effect on the amounts recognized in the financial statements, as follows:

•	Revenue from breakage of tickets and miles (note 4.17.1 and 4.17.2);
•	estimated losses on doubtful receivables (note 7);
•	annual analysis of the recoverable value of deferred taxes (note 12);
•	analysis of recoverability of maintenance deposits (note 9);
•	useful life of the fixed assets and intangible assets with defined useful life (note 13 and 14);
•	analysis of the recoverable value of goodwill and slots (note 14);
•	provision for aircraft and engine returns (note 22);
•	provision for post-employment benefits (note 22);
•	provision for tax, civil and labor risks (note 22);
•	share-based compensation transactions (note 26);
•	rights and obligations with derivative operations (note 32); and
•	fair value of financial instruments (note 32).

49

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company continuously reviews the assumptions used in its accounting estimates. The effect of the revisions to the accounting estimates in recognized in the financial statements in the period in which such revision is made.

4.27.	New Accounting Standards and Pronouncements not yet Adopted

The following amendments to standards were issued by the IASB, but not effective for fiscal year 2022. The early adoption of standards, although encouraged by the IASB, is not permitted in Brazil by the Comitê de Pronunciamentos Contábeis (CPC).

4.27.1.	Amendment to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to IAS 1, correlated to CPC 26, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•      What is meant by a right to defer settlement.

•      That a right to defer must exist at the end of the reporting period.

•      That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•      That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

4.27.2.	Amendments to IAS 8: Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, correlated to CPC 23, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The amendments are not expected to have a material impact on the Company’s financial statements.

4.27.3.	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, correlated to CPC 26 (R1), and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments also bring that in some circumstances standardized information from the entity's accounting policy may be necessary for users to understand other relevant information in the financial statements.

50

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently revisiting their accounting policy information disclosures to ensure consistency with the amended requirements.

4.27.4.	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments require entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This will typically apply to lease transactions (right-of-use assets and lease liabilities) and restoration obligations, and will require the recognition of additional tax assets and liabilities.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented and it’s effective for annual periods beginning on or after 1 January 2023. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Company is currently assessing the impact of the amendments.

4.27.5.	Amendments to IFRS 16: Lease liability in sale and leaseback transaction

In September 2022, the Federal Accounting Council issued the amendment to IFRS 16 that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

After the commencement date in a sale and leaseback transaction, the seller-lessee applies paragraphs 29 to 35 of IFRS 16 to the right-of-use asset arising from the leaseback and paragraphs 36 to 46 of IFRS 16 to the lease liability arising from the leaseback. In applying paragraphs 36 to 46, the seller-lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. Applying these requirements does not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss relating to the partial or full termination of a lease, as required by paragraph 46(a) of IFRS 16.

51

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in Appendix A of IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

The amendments are effective for annual periods beginning on or after 1 January 2024 and the Company will assess possible impacts on its consolidated financial statements.

There are no other standards or interpretations issued and adopted that may, in Management’s opinion, have a significant impact on the Company’s reported results or equity.

5.	Cash and Cash Equivalents

	Parent Company		Consolidated
	2022	2021	2022	2021
Cash and Bank Deposits	47	2,981	121,660	116,123
Cash Equivalents	132	207,960	47,375	370,135
Total	179	210,941	169,035	486,258

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	2022	2021	2022	2021
Domestic Currency
Private Bonds	-	207,656	10	329,235
Automatic Investments	132	304	47,334	40,873
Total Domestic Currency	132	207,960	47,344	370,108

Foreign Currency
Private Bonds	-	-	31	27
Total Foreign Currency	-	-	31	27

Total	132	207,960	47,375	370,135

52

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
6.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	2022	2021	2022	2021
Domestic Currency
Government Bonds	100.1% of CDI	-	-	3,880	2,042
Private Bonds	98.1% of CDI	753	-	253,386	288,056
Investment Funds	78.3% of CDI	4,062	4,378	10,576	12,042
Total Domestic Currency		4,815	4,378	267,842	302,140

Foreign Currency
Private Bonds		-	-	-	33,570
Investment Funds	20%	-	-	155,576	37,979
Total Foreign Currency		-	-	155,576	71,549

Total		4,815	4,378	423,418	373,689

Current		4,814	4,377	404,113	291,363
Non-Current		1	1	19,305	82,326

Of the total amount recorded in the parent company and in the consolidated on December 31, 2022, R$4,701 and R$266,553 (R$4,123 and R$333,984 on December 31, 2021), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

7.	Trade Receivables

	Consolidated
	2022	2021
Domestic Currency
Credit Card Administrators	287,754	200,601
Travel Agencies	317,487	439,698
Cargo Agencies	45,986	27,418
Partner Airlines	12,465	11,921
Others	31,477	18,852
Total Domestic Currency	695,169	698,490

Foreign Currency
Credit Card Administrators	80,812	77,379
Travel Agencies	83,517	38,999
Cargo Agencies	968	211
Partner Airlines	33,075	27,863
Others	16,741	27,021
Total Foreign Currency	215,113	171,473

Total	910,282	869,963

Estimated Losses from Doubtful Accounts	(22,548)	(19,280)

Total Trade Receivables	887,734	850,683

53

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for doubtful accounts on trade receivables, is as follows:

	Consolidated
	2022	2021
To be Due
Up to 30 days	722,923	607,968
From 31 to 60 days	48,923	82,132
From 61 to 90 days	16,681	55,265
From 91 to 180 days	381	33,491
From 181 to 360 days	23,590	1,096
Above 360 days	7	379
Total to be Due	812,505	780,331

Overdue
Up to 30 days	46,856	31,302
From 31 to 60 days	9,321	5,722
From 61 to 90 days	3,383	2,172
From 91 to 180 days	9,845	7,566
From 181 to 360 days	2,598	8,911
Above 360 days	3,226	14,679
Total Overdue	75,229	70,352

Total	887,734	850,683

The movement of estimated losses on doubtful accounts is as follows:

	Consolidated
	2022	2021
Opening Balance of the Fiscal Year	(19,280)	(18,047)
(Additions) Reversals	(3,268)	(1,233)
Closing Balance of the Fiscal Year	(22,548)	(19,280)

8.	Inventories

	Consolidated
	2022	2021
Consumables	26,494	20,585
Parts and Maintenance Materials	365,659	201,470
Advances to Suppliers	46,712	47,530
Total	438,865	269,585

The changes in the provision for obsolescence are as follows:

	Consolidated
	2022	2021
Balances at the Beginning of the Fiscal Year	(6,176)	(12,862)
Additions	(4,876)	(687)
Write-Offs	1,441	7,373
Closing Balances of the Fiscal Year	(9,611)	(6,176)

54

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
9.	Deposits

	Parent Company		Consolidated
	2022	2021	2022	2021
Court Deposits	45,042	44,744	591,177	575,917
Deposit in Guarantee for Lease Agreements	-	2,790	934,204	372,114
Maintenance Deposits	-	-	1,134,389	1,000,995
Total	45,042	47,534	2,659,770	1,949,026

Current	-	-	380,267	191,184
Non-Current	45,042	47,534	2,279,503	1,757,842

9.1.	Maintenance Deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual liabilities related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. Credit bills can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On December 31, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•     Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2022 was R$231,222 (R$262,061 on December 31, 2021).

•     Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2022, the balance referring to such reserves was R$903,167 (R$738,934 on December 31, 2021).

9.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed. As of December 31, 2022, the blocked amounts referring to Varig S.A.'s succession proceedings and third-party proceedings were R$51,577 and R$100,427, respectively (R$59,990 and R$104,043 as of December 31, 2021), the remaining amounts refer to legal proceedings to which the Company is the main party.

55

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
9.3.	Deposit in Guarantee for Lease Agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

As described in note 1.9, in the year ended December 31, 2022, GOL, through its subsidiary GOL Finance, issued Senior Secured Amortizing Notes in exchange for full compliance, at 100% of face value, with certain aircraft lease payment obligations. From this transaction, the amount of R$486,239 referring to prepayments that will be applied to the return of aircraft was recorded as a guarantee deposit.

10.	Advance to Suppliers and Third Parties

	Parent Company		Consolidated
	2022	2021	2022	2021
Advance to Domestic Suppliers	-	32	227,036	255,024
Advance to Foreign Suppliers	1,208	51	65,141	42,524
Advance for Materials and Repairs	35,788	-	60,179	48,932
Total	36,996	83	352,356	346,480

Current	36,996	83	302,658	270,342
Non-Current	-	-	49,698	76,138

11.	Taxes to Recover

	Parent Company		Consolidated
	2022	2021	2022	2021
Income Tax and Social Contribution to Recover	16,900	14,575	36,249	51,282
PIS and COFINS to Recover	-	-	187,322	185,827
Value Added Tax (VAT), Abroad	-	-	6,037	4,035
Others	-	48	18,674	8,223
Total	16,900	14,623	248,282	249,367

Current	3,975	10,159	195,175	176,391
Non-Current	12,925	4,464	53,107	72,976

56

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
12.	Deferred Taxes

12.1.	Deferred Taxes (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company
	2020	Result	2021	Result	2022
Deferred Assets
Tax Losses	37,921	12,464	50,385	4,534	54,919
Negative Basis of Social Contribution	13,650	4,487	18,137	1,633	19,770
Temporary Differences:
Provision for Losses on Other Credits	2,004	5,128	7,132	(4,958)	2,174
Provision for Legal Proceedings and Tax Liabilities	(83)	(11)	(94)	138	44
Total Deferred Tax Assets	53,492	22,068	75,560	1,347	76,907

	Consolidated
	2020	Result	Shareholders’ Equity (*)	2021	Result	Shareholders’ Equity (*)	2022
Deferred Assets (Liabilities) – GOL and Smiles Argentina
Tax Losses	37,921	12,464	-	50,385	4,534	-	54,919
Negative Basis of Social Contribution	13,650	4,487	-	18,137	1,633	-	19,770
Temporary Differences:
Provision for Losses on Other Credits	2,004	5,128	-	7,132	(4,958)	-	2,174
Provision for Legal Proceedings and Tax Liabilities	(83)	(11)	-	(94)	139	-	45
Others	71	(7)	175	239	99	5	343
Total Deferred Tax Assets	53,563	22,061	175	75,799	1,447	5	77,251
Deferred Assets (Liabilities) - GLA
Temporary Differences:
Flight Rights	(353,226)	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	(194,789)	(7,732)	-	(202,522)	(25,356)	-	(227,878)
Breakage Provision	(193,498)	(3,748)	-	(197,246)	(102,783)	-	(300,029)
Goodwill Amortization for Tax Purposes	(127,659)	(15,638)	-	(143,297)	(46,914)	-	(190,211)
Derivative Transactions	(28,902)	28,400	-	(502)	22,687	-	22,185
Estimated Losses on Doubtful Accounts – Trade Receivables and Other Receivables	201,446	7,695	-	209,141	(8,351)	-	200,790
Provision for Aircraft and Engine Return	190,778	119,968	-	310,746	(4,597)	-	306,149
Provision for Legal Proceedings and Tax Liabilities	124,723	119,103	-	243,826	31,057	-	274,883
Aircraft Leases and Others	10,586	73,914	-	84,500	102,755	-	187,255
Unrealized Profits	69,843	(69,843)	-	-	-	-	-
Others	81,064	(32,895)	-	48,169	(4,441)	-	43,728
Total Deferred Tax Assets Liabilities	(219,634)	219,224	-	(411)	(35,943)	-	(36,354)
Total Effect of Deferred Taxes in the Income (Expenses)		241,285		-	(34,496)	-	-

(*) Exchange rate change recognized in other comprehensive income.

The Company’s Management considers that the deferred assets and liabilities recognized on December 31, 2022 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

57

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

	Parent Company and Consolidated
Year	2022	2021
2022	-	7,156
2023	14,571	26,511
2024	21,648	18,581
2025	21,579	16,274
2026	16,891	-
Total	74,689	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	2022	2021
Income Tax Losses and Negative Basis of Social Contribution	14,989,912	12,076,378

Potential Tax Credit	5,096,570	4,105,969

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the fiscal years ended December 31, 2022 and 2021 is shown below:

	Parent Company		Consolidated
	2022	2021	2022	2021
Loss before Income Tax and Social Contribution	(1,562,820)	(7,243,606)	(1,517,675)	(7,376,227)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	531,359	2,462,826	516,010	2,507,917

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	(358,853)	(2,174,015)	-	-
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(185,008)	(157,614)	(26,841)	(171,981)
Nondeductible Revenues (Expenses), Net	(80,340)	(24,656)	(270,066)	(118,734)
Exchange Rate Change on Foreign Investments	94,189	(84,473)	46,239	(82,085)
Tax Benefits	-	-	194,588	-
Benefit Not Constituted on Tax Losses, Negative Basis and Temporary Differences	-	-	(503,728)	(1,942,695)
Total Income Tax and Social Contribution	1,347	22,068	(43,798)	192,422

Income Tax and Social Contribution
Current	-	-	(9,302)	(48,862)
Deferred	1,347	22,068	(34,496)	241,284
Total Income Tax and Social Contribution	1,347	22,068	(43,798)	192,422

13.	Property, Plant & Equipment

13.1.	Parent Company

On December 31, 2022, the balance of Property, Plant & Equipment was R$416,348 in GAC (R$451,320 on December 31, 2021), mainly from advances for aircraft acquisition.

58

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.2.	Consolidated

		2021							2022
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - ROU(1) with Purchase Option	10.66%	-	-	-	1,406,085	-	(69,869)	-	1,336,216	1,406,085	(69,869)
Aircraft - ROU(1) with no Purchase Option	16.69%	7,127,628	(1,958,755)	5,168,873	1,337,200	(186,580)	(987,591)	(10,536)	5,321,366	8,148,917	(2,827,551)
Spare Parts and Engines - Own (3) (4)	7.21%	2,062,646	(963,949)	1,098,697	208,237	-	(144,843)	(35,466)	1,126,625	2,188,299	(1,061,674)
Spare Parts and Engines - ROU(1)	30.35%	129,223	(62,908)	66,315	17,343	(378)	(28,169)	-	55,111	146,188	(91,077)
Aircraft and Engine Overhauling	37.41%	3,143,372	(2,370,691)	772,681	604,953	-	(363,149)	(19,931)	994,554	3,447,804	(2,453,250)
Tools	10.00%	56,826	(32,327)	24,499	6,407	-	(4,024)	(25)	26,857	63,183	(36,326)
		12,519,695	(5,388,630)	7,131,065	3,580,225	(186,958)	(1,597,645)	(65,958)	8,860,729	15,400,476	(6,539,747)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,076	(9,915)	1,161	920	-	(434)	-	1,647	11,996	(10,349)
Machinery and Equipment	10.00%	62,837	(50,824)	12,013	1,341	-	(1,928)	(14)	11,412	62,926	(51,514)
Furniture and Fixtures	10.00%	32,508	(22,024)	10,484	1,778	-	(1,937)	(4)	10,321	33,870	(23,549)
Computers, Peripherals and Equipment	19.72%	49,636	(40,869)	8,767	4,937	-	(3,785)	(16)	9,903	52,220	(42,317)
Computers, Peripherals and Equipment – ROU(1)	49.69%	23,210	(20,251)	2,959	10,308	-	(5,328)	-	7,939	33,518	(25,579)
Third-Party Property Improvements	20.32%	183,345	(166,832)	16,513	3	-	(9,683)	2,356	9,189	185,621	(176,432)
Third-Party Properties - ROU(1)	13.13%	28,819	(24,186)	4,633	171,084	54,720	(19,910)	-	210,527	254,130	(43,603)
Construction in Progress		15,410	-	15,410	1,402	-	-	(2,356)	14,456	14,456	-
		406,841	(334,901)	71,940	191,773	54,720	(43,005)	(34)	275,394	648,737	(373,343)

Impairment Losses (2)	-	(26,854)	-	(26,854)	6,366	-	-	-	(20,488)	(20,488)	-
Total Property, Plant & Equipment in Use		12,899,682	(5,723,531)	7,176,151	3,778,364	(132,238)	(1,640,650)	(65,992)	9,115,635	16,028,725	(6,913,090)

Advance to Suppliers	-	499,019	-	499,019	92,811	-	-	(118,769)	473,061	473,061	-
Total		13,398,701	(5,723,531)	7,675,170	3,871,175	(132,238)	(1,640,650)	(184,761)	9,588,696	16,501,786	(6,913,090)

59

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

		2020							2021
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - ROU(1) with no Purchase Option	17.00%	4,020,709	(1,420,648)	2,600,061	2,446,548	776,867	(654,599)	(4)	5,168,873	7,127,628	(1,958,755)
Spare Parts and Engines - Own (3) (4)	7.00%	1,964,411	(837,048)	1,127,363	106,343	-	(131,887)	(3,122)	1,098,697	2,062,646	(963,949)
Spare Parts and Engines - ROU(1)	25.91%	84,329	(47,940)	36,389	48,532	-	(18,606)	-	66,315	129,223	(62,908)
Aircraft and Engine Overhauling	44.14%	3,206,385	(2,282,042)	924,343	266,584	-	(418,170)	(76)	772,681	3,143,372	(2,370,691)
Tools	10.00%	55,821	(28,697)	27,124	1,238	-	(3,843)	(20)	24,499	56,826	(32,327)
		9,331,655	(4,616,375)	4,715,280	2,869,245	776,867	(1,227,105)	(3,222)	7,131,065	12,519,695	(5,388,630)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,264	(9,572)	1,692	382	-	(551)	(362)	1,161	11,076	(9,915)
Machinery and Equipment	10.00%	62,841	(48,417)	14,424	148	-	(2,529)	(30)	12,013	62,837	(50,824)
Furniture and Fixtures	10.00%	32,790	(20,483)	12,307	195	-	(1,959)	(59)	10,484	32,508	(22,024)
Computers, Peripherals and Equipment	13.33%	49,775	(37,740)	12,035	505	-	(3,755)	(18)	8,767	49,636	(40,869)
Computers, Peripherals and Equipment – ROU(1)	33.29%	21,992	(15,460)	6,532	1,218	-	(4,791)	-	2,959	23,210	(20,251)
Third-Party Property Improvements	16.18%	183,351	(156,965)	26,386	45	-	(9,904)	(14)	16,513	183,345	(166,832)
Third-Party Properties - ROU(1)	35.68%	27,867	(15,834)	12,033	-	1,512	(8,781)	(131)	4,633	28,819	(24,186)
Construction in Progress		14,837	-	14,837	573	-	-	-	15,410	15,410	-
		404,717	(304,471)	100,246	3,066	1,512	(32,270)	(614)	71,940	406,841	(334,901)

Impairment Losses (2)	-	(34,330)	-	(34,330)	7,476	-	-	-	(26,854)	(26,854)	-
Total Property, Plant & Equipment in Use		9,702,042	(4,920,846)	4,781,196	2,879,787	778,379	(1,259,375)	(3,836)	7,176,151	12,899,682	(5,723,531)

Prepayment to Suppliers	-	179,092	-	179,092	331,517	-	-	(11,590)	499,019	499,019	-
Total		9,881,134	(4,920,846)	4,960,288	3,211,304	778,379	(1,259,375)	(15,426)	7,675,170	13,398,701	(5,723,531)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On December 31, 2022 and 2021, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 15.
(4)	On December 31, 2022, 17 Company's engines (19 engines on December 31, 2021) are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 15.

60

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.	Intangible Assets

The breakdown and changes in intangible assets are as follows:

	Consolidated
	Weighted Average Rate (p.a.)	2021						2022
		Historical Cost	Year-to-date Amortization	Net Opening Balance	Additions	Amortization	Write-offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	26.41%	508,650	(268,476)	240,174	119,462	(77,651)	(198)	281,787	554,939	(273,152)
Others	20.00%	10,000	(8,167)	1,833	-	(1,833)	-	-	10,000	(10,000)
Total		2,099,852	(276,643)	1,823,209	119,462	(79,484)	(198)	1,862,989	2,146,141	(283,152)

	Consolidated
	Weighted Average Rate (p.a.)	2020						2021
		Historical Cost	Year-to-date Amortization	Net Opening Balance	Additions	Amortization	Write-offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	38.28%	507,734	(345,661)	162,073	152,584	(74,438)	(45)	240,174	508,650	(268,476)
Others	20.00%	10,000	(6,167)	3,833	-	(2,000)	-	1,833	10,000	(8,167)
Total		2,098,936	(351,828)	1,747,108	152,584	(76,438)	(45)	1,823,209	2,099,852	(276,643)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022 and 2021, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

61

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company operates a single cash generating unit, considering that the revenue depends on different assets that cannot be evaluated in isolation for measuring the value in use. The following tables show the sensitivity of the variation of the result of the value in use calculated for comparison with the book value:

Air transportation
December 31, 2022
Book value	3,803,774
Value in use	34,224,861

Discount rate	15.79%
Perpetuity growth rate	3.37%

Sensitivity test
10% variation
Value in use	28,513,408
Amendment of the value in use	(5,711,453)

25% variation
Value in use	21,713,858
Amendment of the value in use	(12,511,003)

Air transportation
December 31, 2021
Book value	3,544,950
Value in use	36,535,754

Discount rate	14.84%
Perpetuity growth rate	3.18%

Sensitivity test
10% variation
Value in use	30,481,528
Amendment of the value in use	(6,054,226)

25% variation
Value in use	23,706,460
Amendment of the value in use	(12,829,294)

The results obtained were compared with the book value of the cash-generating unit, and, as a result, the Company did not recognize losses in relation to the impairment of its CGU. No impairment loss has been recorded to date.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating unit was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating unit are:

62

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•	Capacity and fleet: considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.
•	Demand: market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.
•	Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).
•	Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

63

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			2021									2022
	Maturity	Interest Rate p.a.	Current	Non-Current	Total	Funding	Unrealized Income (Expenses) from ESN	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-Current
Foreign Currency Contracts
ESN 2024 (b)	07/2024	3.75%	40,764	1,947,463	1,988,227	-	(132,626)	207,028	(84,037)	(128,292)	7,129	1,857,429	38,114	1,819,315
Senior Notes 2025 (c)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	234,900	(239,917)	(237,683)	9,194	3,471,272	98,919	3,372,353
Senior Secured Notes 2026 (d)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	268,457	(271,848)	(232,429)	56,072	3,272,229	-	3,272,229
Senior Secured Amortizing Notes (f)	06/2026	4.76%	-	-	-	1,003,279	-	-	-	-	-	1,003,279	121,111	882,168
Perpetual Notes (e)	-	8.75%	17,743	858,843	876,586	-	-	69,533	(69,778)	(56,744)	-	819,597	16,589	803,008
Total			164,304	9,857,264	10,021,568	1,003,279	(132,626)	779,918	(665,580)	(655,148)	72,395	10,423,806	274,733	10,149,073

			Parent Company
			2020										2021
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Foreign Currency Contracts
Guaranteed Funding (a)	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
ESN 2024 (1) (b)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Senior Notes 2025 (c)	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior Secured Notes 2026 (d)	06/2026	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Perpetual Notes (e)	-	8.75%	16,522	799,777	816,299	-	-	-	72,648	(72,867)	60,506	-	876,586	17,743	858,843
Total			638,964	6,990,749	7,629,713	2,267,646	(186,804)	(499,663)	719,502	(601,060)	654,351	37,883	10,021,568	164,304	9,857,264

(1)	Exchangeable Senior Notes see Note 32.2.

(a)	Backed financing raised by the subsidiary Gol Finance in August 2020, from Delta Airlines, backed through Smiles’ shares and other assets, fully settled in 2021 with guarantees cleared.
(b)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs"), see Note 32.
(c)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company due in 2025.
(d)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(e)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.
(f)	The subsidiary Gol Finance issued Secured Amortizing in December 2022, totaling US$196 million due in 2026, see Note 1.9.
64

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			2021										2022
	Maturity	Interest Rate p.a.	Current	Non-Current	Total	Funding	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-Current
Domestic Currency Contracts
Debentures (a)	10/2024	18.76%	109,519	1,055,249	1,164,768	-	-	(82,574)	187,332	(211,713)	-	14,206	1,072,019	640,046	431,973
Working Capital (b)	10/2025	18.84%	48,239	9,757	57,996	110,000	-	(51,383)	10,447	(11,279)	-	-	115,781	76,710	39,071
Foreign Currency Contracts
Financing with Ex-lm Bank Collateral (e)	10/2022	3.56%	99,396	-	99,396	-	-	(91,231)	1,415	(988)	(9,931)	1,339	-	-	-
Import Financing (d)	03/2023	11.59%	138,034	-	138,034	-	-	(51,889)	8,780	(8,669)	(9,063)	-	77,193	77,193	-
ESN 2024 (f)	07/2024	3.75%	40,764	1,947,463	1,988,227	-	(132,626)	-	207,028	(84,037)	(128,292)	7,129	1,857,429	38,114	1,819,315
Spare Engine Facility (g)	09/2024	6.00%	24,651	125,106	149,757	-	-	(17,321)	4,848	(3,478)	(9,860)	282	124,228	30,265	93,963
Senior Notes 2025 (h)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	-	234,900	(239,917)	(237,683)	9,194	3,471,272	98,919	3,372,353
Senior Secured Notes 2026 (i)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	-	268,457	(271,848)	(232,429)	56,072	3,272,229	-	3,272,229
Senior Secured Amortizing Notes (l)	06/2026	4.76%	-	-	-	1,003,279	-	-	-	-	-	-	1,003,279	121,111	882,168
Loan Facility (i)	03/2028	7.11%	50,471	218,040	268,511	-	-	(79,366)	11,372	(10,944)	(17,964)	255	171,864	27,682	144,182
Perpetual Notes (k)	-	8.75%	17,743	858,843	876,586	-	-	-	69,533	(69,778)	(56,744)	-	819,597	16,589	803,008
Total			634,614	11,265,416	11,900,030	1,113,279	(132,626)	(373,764)	1,004,112	(912,651)	(701,966)	88,477	11,984,891	1,126,629	10,858,262

65

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			2020										2021
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Domestic Currency Contracts
Debentures (a)	10/2024	14.06%	440,918	146,170	587,088	574,572	-	(28,333)	60,174	(36,048)	-	7,315	1,164,768	109,519	1,055,249
Working Capital (b)	10/2025	15.47%	239,615	17,275	256,890	40,000	-	(237,588)	17,964	(19,270)	-	-	57,996	48,239	9,757

Foreign Currency Contracts
Guaranteed Funding (c)	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import Financing (d)	07/2022	7.77%	783,659	-	783,659	-	-	(699,899)	27,701	(32,451)	59,024	-	138,034	138,034	-
Financing with Ex-lm Bank Collateral (e)	12/2022	2.73%	194,786	49,958	244,744	-	-	(157,641)	2,653	(2,904)	8,132	4,412	99,396	99,396	-
ESN 2024 (1) (f)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Spare Engine Facility (g)	09/2024	2.44%	22,771	197,009	219,780	-	-	(86,020)	5,447	(5,374)	15,642	282	149,757	24,651	125,106
Senior Secured Notes 2025 (h)	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior Secured Notes 2026 (i)	06/2026	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Loan Facility (j)	03/2028	4.11%	32,566	233,135	265,701	-	-	(22,701)	12,559	(7,584)	20,281	255	268,511	50,471	218,040
Perpetual Notes (2) (k)	-	8.75%	16,522	789,168	805,690	10,952	-	-	72,592	(72,585)	59,937	-	876,586	17,743	858,843
Total			2,353,279	7,623,687	9,976,966	2,893,170	(186,804)	(1,731,845)	845,944	(704,409)	756,861	50,147	11,900,030	634,614	11,265,416

(1)	Exchangeable Senior Notes see Note 32.2.
(2)	On December 31, 2020, includes the removal of related parties, considering the securities issued by Gol Finance, held by GLA, totaling R$10,609. These securities were resold, so there is no elimination in the fiscal year ended December 31, 2021.

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuing transactions that have as purpose maintaining and managing the Company's working capital.
(c)	Backed financing raised by the subsidiary Gol Finance in August 2020, from Delta Airlines, backed through Smiles shares and other assets, fully settled in 2021.
(d)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 6m + 7.50% p.a.
(e)	Financing to carry out engine maintenance services with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022, fully settled in August 2022.
(f)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(g)	Loan with guarantee of the Company's own engines, with maturity in 2024. The interest rates negotiated are Libor 3m + 2.25% p.a.
(h)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(i)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(j)	Loans with a guarantee totaling 5 engines, carried out in 2017 and 2020. The contracted rates vary between Libor 1m + 2.35% p.a. up to Libor 1m + 4.40% p.a.
(k)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.
(l)	The subsidiary Gol Finance issued Secured Amortizing in December 2022, totaling US$196 million due in 2026, see Note 1.9.
66

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on December 31, 2022 includes funding costs, premiums, goodwill and negative goodwill totaling R$155,969 and R$178,706, respectively (R$210,902 and R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$17,753 on December 31, 2022 (R$162,568 on December 31, 2021).

15.1.	New funding and renegotiations during the Fiscal Year ended on December 31, 2022

The renegotiations detailed below were evaluated in accordance with CPC 48 - “Financial instruments”, equivalent to IFRS 9, and did not fit the definitions of derecognition of liabilities (with the extinction of the original financial liability and recognition of a new financial liability).

15.1.1.	Debentures

15.1.1.1 7the 8th issue

During the year ended December 31, 2022, General Debenture Holders' Meetings were held and resolved:

•	The postponement of the payment of the mandatory extraordinary amortization installment from October 13, 2022, to February 27, 2023; and

•	The postponement of the payment of the current amortization installments, in addition to the mandatory guarantee composition, from November 27, 2022 to December 12, 2022; and December 27, 2022 to January 15, 2023.

15.1.2.	Working capital

During the period ended December 31, 2022 the Company, through its subsidiary GLA, negotiated new agreements of this type. These operations, whose characteristics are presented below, have the objective of maintaining and managing the Company's working capital.

Operation	Amount	Interest
date	(In Thousand of R$)	rate (p.a.)	Maturity
08/31/2022	70,000	CDI + 4.70%	02/29/2024
09/20/2022	40,000	18.53%	09/20/2024
Total	110,000

15.1.3.	Financing with Ex-Im Bank Collateral

In the period ended December 31, 2022, GLA also renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in the table above. The other conditions of this operation remained unchanged. All contracts of this modality were settled during the year ended December 31, 2022.

67

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.1.4.	Import Financing

In the period ended December 31, 2022, the Company, through its subsidiary GLA, renegotiated the impact of maturities of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

15.1.5.	Senior Secured Amortizing Notes

As described in note 1.9, on December 30, 2022 the Company issued Senior Secured Amortizing Notes and Subordinated Secured Amortizing Notes.

Series	Principal		Costs, premiums and goodwill		Interest
	(In Thousand of US$)	(In Thousand of R$)	(In Thousand of US$)	(In Thousand of R$)	rate (p.a.)	Maturity
A	125,700	655,865	3,124	16,303	5.0%	06/30/2026
B	70,078	365,645	370	1,928	3.0%	06/30/2025
Total	195,778	1,021,510	3,494	18,231

15.2.	Loans and Financing – Non-Current

On December 31, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without Maturity Date	Total
Parent Company
Foreign Currency Contracts
ESN 2024	1,819,315	-	-	-	-	-	1,819,315
Senior Notes 2025	-	3,372,353	-	-	-	-	3,372,353
Senior Secured Notes 2026	-	-	3,272,229	-	-	-	3,272,229
Secured Amortizing Notes	407,395	343,600	131,173	-	-	-	882,168
Perpetual Notes	-	-	-	-	-	803,008	803,008
Total	2,226,710	3,715,953	3,403,402	-	-	803,008	10,149,073

Consolidated
Domestic Currency Contracts
Debentures	431,973	-	-	-	-	-	431,973
Working Capital	36,988	2,083	-	-	-	-	39,071
Foreign Currency Contracts
ESN 2024	1,819,315	-	-	-	-	-	1,819,315
Spare Engine Facility	93,963	-	-	-	-	-	93,963
Senior Notes 2025	-	3,372,353	-	-	-	-	3,372,353
Senior Secured Notes 2026	-	-	3,272,229	-	-	-	3,272,229
Secured Amortizing Notes	407,395	343,600	131,173	-	-	-	882,168
Loan Facility	23,583	24,177	66,260	4,568	25,594	-	144,182
Perpetual Notes	-	-	-	-	-	803,008	803,008
Total	2,813,217	3,742,213	3,469,662	4,568	25,594	803,008	10,858,262

68

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.3.	Fair Value

The fair value of debt on December 31, 2022, is as follows:

	Parent Company		Consolidated
	Accounting(*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	1,072,019	1,090,976
ESN 2024	1,857,429	1,105,629	1,857,429	1,105,629
Senior Notes 2025	3,471,272	1,608,715	3,471,272	1,608,715
Senior Secured Notes 2026	3,272,229	2,027,204	3,272,229	2,027,204
Secured Amortizing Notes	1,003,279	1,021,510	1,003,279	1,021,510
Perpetual Notes	819,597	345,695	819,597	345,695
Other Loans	-	-	489,066	489,066
Total	10,423,806	6,108,753	11,984,891	7,688,795

(*) Net Total of Funding Costs.

15.4.	Covenants

The Company has covenants in the Debentures, Senior Secured Notes 2026 and Senior Secured Amortizing Notes.

On December 9, 2022, in a General Meeting of Debenture Holders, a prior waiver was granted in relation to the non-compliance, by the Issuer, of the financial ratio Net Debt / EBITDA to be calculated based on the financial statements for December 31, 2022. The other financial ratios met the contractual conditions for December 31, 2022.

Within the scope of the Senior Secured Notes 2026, the Company complies with guarantee conditions linked to inventory parts (biannual) and intellectual property of the Company (annual). On December 31, 2022, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions.

In the operation of the Senior Secured Amortizing Notes, the Company is required to comply with guarantee conditions related to receivables on a quarterly basis. As of December 31, 2022, the Company had receivables from GLA as collateral for this agreement that met the contractual conditions.

69

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Leases to Pay

On December 31, 2022, the balance of leases to pay includes: (i) R$15,670 from variable payments and short-term leases, exempted as per CPC 06 (R2) - Leases, equivalent to IFRS 16 (R$28,440 on December 31, 2021); and (ii) R$11,191,289 from present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
	Weighted Average Rate (p.a.)	2021											2022
		Current	Non-Current	Total	Additions	Write-Off	Contractual Amendment	Payments(1)	Clearing with deposits and other assets	Interest Incurred	Interest Paid	Exchange Rate Change	Total	Current	Non-Current
Domestic Currency Contracts
With Purchase Option	17.47%	-	-	-	10,308	-	-	(1,959)	-	505	(505)	-	8,349	5,036	3,313
Without Purchase Option	10.52%	29,456	8,552	38,008	171,084	(242)	54,720	(38,257)	-	33,248	-	-	258,561	37,219	221,342
Foreign Currency Contracts
With Purchase Option	7.24%	-	-	-	1,552,433	-	-	(178,415)	-	64,821	(57,852)	10,095	1,391,082	133,884	1,257,198
Without Purchase Option	11.75%	1,999,791	8,696,745	10,696,536	1,334,588	2,328	(363,625)	(2,600,276)	(23,707)	1,218,045	-	(730,592)	9,533,297	1,756,449	7,776,848
Total		2,029,247	8,705,297	10,734,544	3,068,413	2,086	(308,905)	(2,818,907)	(23,707)	1,316,619	(58,357)	(720,497)	11,191,289	1,932,588	9,258,701

(1) Includes the amount of R$461,566 paid with the issuance of the Senior Secured Amortizing Notes described in note 1.9.

		Consolidated
	Weighted Average Rate (p.a.)	2020									2021
		Current	Non-current	Total	Additions	Contractual Amendment	Payments	Clearing with Deposits	Interest Incurred	Exchange Rate Change	Total	Current	Non-current
Domestic Currency Contracts
Without Purchase Option	11.56%	32,530	14,985	47,515	1,218	1,512	(17,596)	-	5,359	-	38,008	29,456	8,552
Foreign Currency Contracts
Without Purchase Option	10.00%	1,268,226	6,252,199	7,520,425	2,503,750	749,166	(1,431,689)	(37,565)	875,267	517,182	10,696,536	1,999,791	8,696,745
Total		1,300,756	6,267,184	7,567,940	2,504,968	750,678	(1,449,285)	(37,565)	880,626	517,182	10,734,544	2,029,247	8,705,297

70

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the fiscal year ended December 31, 2022, the Company directly recognized the cost of services, with R$26,914 and R$48,289 referring to short-term leases and variable payments.

In the context of the operations disclosed in Note 1.6, the subleasing of cargo aircraft dedicated to Mercado Livre resulted in the recognition of revenue in 2022 in the amount of R$6,663.

The future payments of lease agreements are detailed as follows:

	2022	2021
2022	-	2,977,345
2023	3,059,448	2,370,391
2024	2,325,227	1,970,832
2025	2,055,173	1,673,635
2026	1,798,293	1,360,011
2027	1,624,277	1,005,917
2027 onwards	5,974,709	3,604,718
Total Minimum Lease Payments	16,837,127	14,962,849
Less Total Interest	(5,630,167)	(4,199,865)
Present Value of Minimum Lease Payments	11,206,960	10,762,984
Less Current Portion	(1,948,259)	(2,057,687)
Non-Current Share	9,258,701	8,705,297

16.1.	Sale-Leaseback Transactions

During the fiscal year ended December 31, 2022, the Company had 10 sale-leaseback transactions (8 aircrafts and 2 engine), with net gain totaling R$104,711 in the parent company and R$140,368 in the consolidated (R$2,113 and R$5,913 in the parent company and in the consolidated , refered to 1 aircraft and 2 engine during the fiscal year ended December 31, 2021), recognized as income under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, see Note 29.

17.	Suppliers

	Parent Company		Consolidated
	2022	2021	2022	2021
Domestic Currency	16,951	52,079	1,858,820	1,401,093
Foreign Currency	24,569	32,272	461,134	497,877
Total	41,520	84,351	2,319,954	1,898,970

Current	41,520	84,335	2,274,503	1,820,056
Non-Current	-	16	45,451	78,914

18.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. The risk-drawn operations do not imply any changes to the securities issued by their suppliers, and the original trading conditions, including maturity and value, are maintained. On December 31, 2022, the amount recorded under current liabilities from forfaiting operations totaled R$29,941 (R$22,733 on December 31, 2021).

71

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

19.	Taxes Payable

	Parent Company		Consolidated
	2022	2021	2022	2021
PIS and COFINS	421	510	91,316	71,515
Installments (a)	-	-	341,756	34,213
Income Tax on Salaries	20	43	54,364	32,940
Income Tax and Social Contribution to Collect	-	-	22,125	366
Others	37	32	14,362	7,416
Total	478	585	523,923	146,450

Current	478	585	258,811	122,036
Non-Current	-	-	265,112	24,414

(a)	In the year ended December 31, 2022, the Company carried out two accessions to the simplified federal tax installment plan of Pis and Cofins, both with a maturity period of 5 years.

20.	Advance Ticket Sales

On December 31, 2022, the balance of advance from ticket sales classified in current liabilities was R$3,502,556 (R$2,670,469 on December 31, 2021) and is represented by 8,828,006 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 56 days (126 days on December 31, 2021).

Balances of advance from ticket sales are shown net of breakage corresponding to R$232,752 on December 31, 2022 (R$226,905 on December 31, 2021).

On December 31, 2022, the Company has reimbursements to pay for advance air tickets totaling R$48,566 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

21.	Mileage Program

	Consolidated
	2022	2021
Frequent-Flyer Program	2,533,410	2,097,432
Breakage	(664,106)	(480,301)
Total	1,869,304	1,617,131

Current	1,576,849	1,298,782
Non-Current	292,455	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

72

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

22.	Provisions

	Consolidated
	Post-Employment Benefit	Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Constitution (Reversal) of Provision	9,581	1,799,280	659,806	2,468,667
Provisions Used	(9)	(288,531)	(218,618)	(507,158)
Amendment of Assumptions	(32,562)	-	-	(32,562)
Plan Experience	(8,962)	-	-	(8,962)
Present Value Adjustment	7,842	57,976	-	65,818
Monetary and Exchange Variation	-	80,193	(1,570)	78,623
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Constitution (Reversal) of Provision	12,562	35,450	296,524	344,536
Provisions Used	(97)	(166,816)	(315,731)	(482,644)
Amendment of Assumptions	(28,290)	-	-	(28,290)
Plan Experience	45,806	-	-	45,806
Present Value Adjustment	7,977	231,800	-	239,777
Monetary and Exchange Rate Change	-	(179,072)	2,368	(176,704)
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803

On December 31, 2022
Current	-	634,820	-	634,820
Non-Current	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803

On December 31, 2021
Current	-	477,324	-	477,324
Non-Current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

22.1.	Post-Employment Benefit

The Company offers to its employees’ health care plans that, due to complying with current laws, generate liabilities with post-employment benefits.

During the fiscal year ended December 31, 2022 the Company recognized an experience loss due to an increase in GOL's subsidy to assets and higher than expected increase in medical costs in 2022, according to actuarial hypotheses. The amounts referring to the change in the discount rate and experience of the plan were accounted for in other comprehensive income (expenses).

The actuarial assumptions applied in measuring the post-employment benefit are presented below:

73

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
Actuarial Assumptions	2022	2021
Weighted Average of Assumptions to Determine the Defined Benefit Obligation
Nominal Discount Rate (p.a.)	11.62%	10.59%
Actual Discount Rate (p.a.)	5.97%	5.30%
Long-Term Estimated Inflation Rate (p.a.)	5.33%	5.02%
HCCTR - Nominal Medical Inflation Rate (p.a.)	8.75%	8.43%
HCCTR - Actual Medical Inflation Rate (p.a.)	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

Weighted Average of Assumptions to Determine the Cost (revenue) of the Defined Benefit
Nominal Discount Rate (p.a.)	10.59%	7.88%
Actual Discount Rate (p.a.)	5.97%	5.30%
Long-Term Estimated Inflation Rate (p.a.)	5.02%	3.50%
HCCTR - Nominal Medical Inflation Rate (p.a.)	8.43%	6.86%
HCCTR - Actual Medical Inflation Rate (p.a.)	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

22.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and Engine Overhauling”.

The Company also has a provision to return aircraft and engines as compensation for the service costs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines are returned.

22.3.	Provision for Legal Proceedings

On December 31, 2022, the Company and its subsidiaries are involved in certain legal matters from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	2022	2021	2022	2021
Civil	165,475	188,500	74,212	55,193
Labor	425,711	475,191	137,245	102,216
Tax	224,025	168,359	1,247,288	701,556
Total	815,211	832,050	1,458,745	858,965

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate. The variation presented in the year refers, substantially, to the change in the loss prognosis of the contingencies.

74

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Within the scope of tax lawsuits, the Company discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and components, totaling R$160,424 (R$145,986 on December 31, 2021). In the fiscal year ended December 31, 2022, given the decisions by the Superior Courts considering the legality of charging an additional rate on imports carried out by airlines, the Company reassessed the loss prognosis, reclassifying from possible loss to probable loss of the related debts.

The Company is discussing the non-incidence of social security contributions on the constitutional third of vacations, in light of an unfavorable decision for GOL issued by the TRF of the 1st Region and, furthermore, the position of the Superior Courts on the matter, the Company reassessed the loss planning, which resulted in the risk classification of related deaths.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2022:

•        Tax on Services of Any Nature (ISS), amounting to R$34,265 (R$29,812 on December 31, 2021) from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•        Customs fine totaling R$71,888 (R$68,917 on December 31, 2021) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk is due to no final decision from the Higher Courts on the matter.

•        Goodwill BSSF Air Holdings (“BSSF”), totaling R$69,932 (R$66,757 on December 31, 2021) from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification as possible risk is due to no final decision from the Higher Courts.

•        In 2018, the merged company Smiles received a Tax Notice for the fiscal years 2014 and 2015, due to: (i) the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The balance of R$141,454 on December 31, 2022 (R$130,132 on December 31, 2021) was assessed by the Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	During the fiscal year ended December 31, 2021, the merged Smiles received a Tax Notice for 2016 and 2017, due to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013. The balance of R$61,031 on December 31, 2022 (R$55,428 on December 31, 2021) was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•        Also in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against the Company due to not approving offsetting social security contribution credits from August 2018 to November 2020. The balance of R$122,901 on December 31, 2022 (R$110,915 on December 31, 2021) was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

75

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•        During the year ended December 31, 2022, Gol, as Smiles' successor, received a Notice of Infraction related to the years from 2017 to 2019 issued due to: (i) deductibility of goodwill allocated as future profitability after the merger process of GA Smiles on December 31, 2013 and (ii) offsetting of Webjet's tax loss. The amount of R$534,659 as of December 31, 2022 was assessed by Management and legal advisors as possible risk, since there are defense arguments in the administrative appeal.

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$211,157 (R$148,879 on December 31, 2021) which, added to the above lawsuits, total R$1,247,287 on December 31, 2022 (R$701,556 on December 31, 2021).

During the year ended December 31, 2022, the Company had a change in the estimated probability of loss from possible to remote related to the GLA goodwill lawsuit (arising from the acquisition of the former VRG) in the amount of R$96,490 (R$90,716 at December 31, 2021) arising from a Tax Assessment Notice issued due to the deductibility of goodwill allocated as future profitability. In the year ended December 31, 2022, the Superior Chamber of Tax Appeals issued a decision favorable to the Company, recognizing the deductibility of the goodwill amortization expense generated by the acquisition of the former VRG, which resulted in a change in the estimate.

Civil lawsuits are mainly related to compensation claims in general related to flight delays and cancellations, baggage loss and damage. Labor lawsuits consist, essentially, of issues related to overtime, hazardous duty additional, unhealthy additional, and salary differences.

In September 2020, a class action was filed in the federal courts of New York against the Company and its Management. The plaintiffs claim alleged losses from an alleged misleading disclosure. In March 2022, the New York court ruled that the case should be closed. Therefore, there are no provisions for this matter.

22.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. On December 31, 2022, an agreement was signed between the parties, in which GOL is to receive US$42 million for final settlement of the arbitration. As of December 31, 2022, the contingent asset has not been recognized due to certain conditions.

76

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
23.	Provisions for Investment Losses

23.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	2022	2021
GOL Linhas Aéreas (GLA)
Total Number of Shares	4,198,483,614	2,762,566,614
Share Capital	6,947,111	5,511,194
Interest %	100%	100%
Shareholders’ Equity (Deficit)	(17,910,984)	(18,292,878)
Loss for the Fiscal Year	(1,055,450)	(6,431,865)

23.2.	Changes in Investments

GLA
Balances on December 31, 2021	(18,292,878)
Equity Income	(1,055,450)
Unrealized Income (Expenses) on Hedge	305,448
Foreign Exchange Rate Change on Investment Conversion Abroad	(5,341)
Post-employment benefit actuarial losses	(17,514)
Share-Based Compensation	26,184
Capital Increase (a)	1,128,567
Balances on December 31, 2022	(17,910,984)
(a)	On December 29, 2022 the subsidiary GLA carried out the capital increase through an Extraordinary General Meeting. The increase mentioned in item (a) was carried out based on the AFACs that had already been carried out by the Company in 2021 and 2022. The balance of AFAC on December 31, 2021 was R$307,350.

	Parent Company
	GLA	Smiles Fidelidade	Total
Balances on December 31, 2020	(12,670,479)	574,717	(12,095,762)
Equity Income	(6,431,865)	37,703	(6,394,162)
Unrealized Income (Expenses) on Hedge	392,275	-	392,275
Foreign Exchange Rate Change on Investment Conversion Abroad	38	430	468
Share-Based Compensation	21,345	233	21,578
Actuarial Gains from Post-Employment Benefits	41,524	-	41,524
Prepayment for Future Capital Increase	307,350	-	307,350
Dividends and interest on own capital	-	(263,008)	(263,008)
Write-off of investments	-	-	-
Transfer of Control Smiles Fidelidade (a)	350,075	(350,075)	-
Transaction with Non-Controlling Shareholders - Capital Increase (b)	1,351,289	-	1,351,289
Transaction with Non-Controlling Shareholders - Equity Valuation Adjustments (b)	(909,980)	-	(909,980)
Redemption of Preferred Shares - Corporate Reorganization (c)	(744,450)	-	(744,450)
Balances on December 31, 2021	(18,292,878)	-	(18,292,878)
(a)	On May 25, 2021, the Company transferred to GLA the control of Smiles Fidelidade S.A. through a capital increase totaling R$350,075.
(b)	On June 4, 2021, the Company concluded the corporate reorganization stage to acquire the non-controlling shareholders of Smiles. This transaction involved a consideration of R$1,351,289 (R$606,839 in preferred shares and R$744,450 in redeemable preferred shares). The book value of this acquisition was R$441,309, which resulted in recording an equity valuation adjustment totaling R$909,980, recognized directly in the subsidiary's equity.
(c)	The redeemable preferred shares were settled in cash on June 23, 2021.

77

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

24.	Shareholders’ Equity

24.1.	Share Capital

On March 14 and April 6, 2022 and September 30, 2022, the Company's Board of Directors approved the capital increases totaling R$352, R$342 and R$591, issuing 35,673, 40,513 and 165,566 preferred shares, respectively, all registered and with no par value, from stock option exercised, which were granted to eligible employees under the Stock Option Plan.

Within the investment agreement between GOL and American Airlines and considering the shareholders who exercised their preemptive rights, on May 20, 2022, the Board of Directors approved a new capital increase, issuing 22,230,606 preferred shares registered and with no par value, totaling R$948,580, excluding costs incurred totaling R$2,319, with R$1.00 (one real) allocated to the share capital and the remainder allocated to the capital reserve.

On December 31, 2022, the Company's share capital totaled R$4,040,397 (R$4,039,112 on December 31, 2021), represented by 3,200,516,281 shares, with 2,863,682,710 common shares and 336,833,571 preferred shares. (3,178,043,923 shares, with 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on December 31, 2022 and December 31, 2021.

The Company’s shares are held as follows:

	2022			2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
MOBI (1) (2)	100.00%	38.93%	50.87%	100.00%	32.81%	46.69%
American Airlines Inc.	-	6.60%	5.31%	-	-	-
Path Brazil (2)	-	3.22%	2.59%	-	3.45%	2.74%
Others	-	1.41%	1.14%	-	1.54%	1.22%
Market	-	49.84%	40.09%	-	62.20%	49.35%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	Regarding the Exchangeable Senior Notes issued in 2019, MOBI granted 14,000,000 ADSs lending facility to Bank of America Corporation, which operates the ADS lending facility, to facilitate privately traded derivative transactions or other hedges activities linked to the Exchangeable Senior Notes. The ADSs will be returned to MOBI at when the Exchangeable Senior Notes mature or at the end of the loan agreement.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on December 31, 2022 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the Law, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury Shares

On December 31, 2022, the Company had 1,140,940 treasury shares, totaling R$38,910 (1,217,285 shares totaling R$41,514 on December 31, 2021). On December 31, 2022, the closing price of the Company's shares was R$7.34 (R$17.03 on December 31, 2021).

78

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.	Earnings (Loss) per Share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. On December 31, 2022 and December 31, 2021, the Company has only one category of potentially dilutive shares (stock option), as described in Note 26. Due to the losses ascertained in the fiscal years ended on December 31, 2022 and December 31, 2021, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	2022			2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss (Income) for the Fiscal Year Attributed to Controlling Shareholders	(311,590)	(1,249,883)	(1,561,473)	(1,560,971)	(5,660,567)	(7,221,538)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	327,062		2,863,683	295,486
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	327,062		2,863,683	295,486

Basic Loss (Earnings) per Share	(0.109)	(3.822)		(0.545)	(19.157)
Diluted Loss (Earnings) per Share	(0.109)	(3.822)		(0.545)	(19.157)

26.	Share-Based Compensation

The Company has two additional compensation plans for its executives: the Stock Option Plan ("Option Plan") and the Restricted Share Plan, both aiming to encourage and align the goals of the Company, managers and employees, and mitigate the risks to generate value for the Company from losing its executives, strengthening their commitment and productivity to long-term results.

79

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.1.	Stock Option Plan – GOL

Beneficiaries of stock options may acquire the shares at the price set on the grant date after 3 or 4 years from the grant date, provided that the beneficiary has held his/her employment relationship during this period.

Options exercisable in 3 years become exercisable at the rate of 20% in the first year, an additional 30% in the second and the remaining 50% in the third year. For stock option plans exercisable in 4 years, beneficiaries may exercise 20% in the first year, 20% in the second year, 30% in the third year and 30% in the fourth year.

In all cases, the options can be exercised up to 10 years after the grant date. In all option plans, the expected volatility is based on the historical volatility of the 252 business days of the Company's shares traded on B3.

Option’s Year	Approval Date	Total Options Granted	Total Outstanding Options	Option Exercise Price (in Reais)	Average Fair Value on the Grant Date (in Reais)	Estimated Volatility of the Option Price	Expected Dividend	Risk-Free Return Rate	Average Remaining Maturity in Years
2013	May 13, 2013	802,296	27,503	12.76	6.54 (a)	46.91%	2.00%	7.50%	0.2
2014	August 12, 2014	653,130	77,791	11.31	7.98 (b)	52.66%	3.27%	11.00%	1.5
2015	August 11, 2015	1,930,844	47,811	9.35	3.37 (c)	55.57%	5.06%	13.25%	2.5
2016	June 30, 2016	5,742,732	1,230,190	2.62	1.24 (d)	98.20%	6.59%	14.25%	3.4
2017	August 8, 2017	947,767	255,596	8.44	7.91 (e)	80.62%	1.17%	11.25%	4.5
2018	May 24, 2018	718,764	381,597	20.18	12.68 (f)	55.58%	0.60%	6.50%	5.3
2019	October 28, 2019	1,749,223	1,152,512	25.40	12.10 (g)	61.98%	3.17%	9.00%	6.8
2020	July 30, 2020	760,986	496,230	20.57	14.44 (h)	71.37%	0.92%	6.24%	7.5
2021	July 28, 2021	658,189	508,917	21.05	14.44 (h)	74.34%	0.00%	8.85%	8.6
2022	October 26, 2022	4,168,040	3,894,617	10.26	6.23(i)	75.23%	0.00%	12.76%	9.8
Total		18,131,971	8,072,765	13.00					20.65

(a)	Fair value calculated by the average between R$7.34, R$6.58 and R$5.71 for their vesting periods (2013, 2014 and 2015).
(b)	Fair value calculated by the average between R$8.20, R$7.89 and R$7.85 for their vesting periods (2014, 2015 and 2016).
(c)	Fair value calculated by the average between R$3.61, R$3.30 and R$3.19 for their vesting periods (2015, 2016 and 2017).
(d)	fair value was calculated by the average between R$1.29, R$1.21 and R$1.22 for their vesting periods (2017, 2018 and 2019).
(e)	Fair value calculated by the average between R$8.12, R$7.88 and R$7.72 for their vesting periods (2017, 2018 and 2019).
(f)	Fair value calculated by the average between R$13.26, R$12.67 and R$12.11 for their vesting periods (2018, 2019 and 2020).
(g)	Fair value calculated by the average between R$12.90, R$12.32 and R$11.65 for their vesting periods (2019, 2020 and 2021).
(h)	Fair value calculated by the average between R$15.39, R$14.89, R$14.31 and R$13.64 for their vesting periods (2020, 2021, 2022 and 2023).
(i)	Fair value calculated by the average between R$6.79, R$6.50, R$6.15 and R$5.74 for their vesting periods (2021, 2022, 2023 and 2024).

The price of the Company's share traded on B3 on December 31, 2022 was R$7.34 (R$17.03 on December 31, 2021).

80

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The movement of stock options during the fiscal year ended December 31, 2022 is shown below:

	Number of Stock Options	Weighted Average Price of the Period
Options Outstanding on December 31, 2020	7,529,612	11.59
Options Granted	658,189	21.05
Options Exercised	(140,718)	6.96
Options canceled and adjustments in estimated prescribed rights	(614,422)	20.79
Options Outstanding on December 31, 2021	7,432,661	12.90
Options Granted	4,168,040	10.26
Options Exercised	(207,179)	4.52
Options canceled and adjustments in estimated prescribed rights	(3,320,757)	20.78
Options Outstanding on December 31, 2022	8,072,765	13.00

Number of Options Exercisable on:
December 31, 2021	6,407,403	12.62
December 31, 2022	5,166,147	14.64

The expense recognized in income (expenses) for the fiscal year corresponding to stock option plans in the fiscal year ended December 31, 2022 was R$14,102 (R$11,482 in the fiscal year ended December 31, 2021).

26.2.	Restricted Share Plan – GOL

The table below shows the plans that have transferable shares on December 31, 2022.

Share’s Year	Approval Date	Total Shares Granted	Total Transferable Shares	Average Price on the Grant Date
2018	May 24, 2018	773,463	-	20.18
2020	July 30, 2020	801,311	742,621	20.57
2021	April 30, 2021	858,068	797,278	21.05
2022	October 26, 2022	637,830	595,988	10.26
Total	December 31, 2022	3,070,672	2,135,887

The movement in total restricted shares during the fiscal year ended December 31, 2022 is shown below:

Total Restricted Shares
Restricted Shares on December 31, 2020	1,203,483
Shares Transferred (*)	(595,976)
Grants Granted	858,068
Restricted Shares Cancelled and Adjustments in Estimated Expired Rights	80,675
Restricted Shares on December 31, 2021	1,546,250
Shares Transferred (*)	(75,232)
Grants Granted	27,039
Restricted Shares Cancelled and Adjustments in Estimated Expired Rights	637,830
Restricted Shares on December 31, 2022	2,135,887

(*) During the fiscal year ended December 31, 2021, the Company transferred 581,499 shares through equity instruments (treasury shares) and the remainder, equivalent to 14,477 shares, was duly settled.

81

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The expense recognized in income (expenses) for the fiscal year corresponding to stock option plans in the fiscal year ended December 31, 2022 was R$12,082 (R$9,469 in the fiscal year ended December 31, 2021).

27.	Transactions with Related Parties

27.1.	Loan Agreements - Non-current Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Parent Company
				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	2022	2021	2022	2021
GOL	GLA	Loan	3.19%	765,933	903,297	-	-
GAC	GLA	Loan	1.00%	1,099,740	1,257,057	145,434	6,692
Gol Finance	GLA	Loan	3.81%	5,219,175	4,847,921	-	-
Total				7,084,848	7,008,275	145,434	6,692

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Contracts	Interest Rate (p.a.)	2022	2021
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,179,279	1,269,464
Gol Finance	GAC	Loan	02/2025	3.83%	999,717	1,181,126
Gol Finance	Gol Finance Inc.	Loan	01/2024	1.44%	523,746	557,544
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1,812	1,938
GLA	Smiles Viagens	Dividends	-	-	-	267
Smiles Viagens	GLA	On lending	-	-	3,501	687
Smiles Argentina	GLA	On lending	-	-	5,013	4,466
Total					3,315,418	3,617,842

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

27.2.	Transportation and Consulting Services

Throughout its operations, the Company, by itself and through its subsidiaries, signed agreements with the companies listed below, which are owned by the Company's main shareholders:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

These contracts were concluded under market conditions, in line with those that prevail in transactions that the Company would contract with third parties. On December 31, 2022, the subsidiary GLA recognized a total expense related to these services of R$6,455 (R$4,712 on December 31, 2021). On the same date, the balance to pay to related companies, under “suppliers”, was of R$737 (R$3,397 on December 31, 2021).

82

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.3.	Account Opening UATP Contracts (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.4.	Multimodal Transportation Commercial Partnership Agreement

The subsidiary GLA signed a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomendas (together, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective until January 2024, to provide multimodal transportation services, including road freight transportation by the Partners and air transportation services by GLA. To attain the Agreement, GLA signed an Agreement to provide multimodal transportation services with each of the companies. The parties will be paid for the service linked to the section operated by each party, issuing their due CTe, according to the price tables established by each Party.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the main shareholders of the Company.

27.5.	Commercial partnership agreement – Pagol

During the period ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The first contract entered into a commercial agreement whereby the Company will disclose the financial products offered by Pagol to its customers, suppliers and employees, with the possibility of receiving a commission income, which will be negotiated between the parties according to the mix of products offered. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the contract.

Under the commercial agreement, during the period ended September 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. On December 31, 2022, the subsidiary GLA performed transactions related to these services in the amount of R$3,735 and there were no outstanding balances at the end of the fiscal year.

83

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In November 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties.

These contracts were concluded under market conditions, in line with those that prevail in transactions that the Company would contract with third parties. The company indicated above is owned by Company's main shareholders.

27.6.	Commercial partnership agreement – Comporte

In December 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000, which were paid in December, 2022 they are recorded in the Advances from customers account group. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities.

Contracts were concluded under market conditions, in line with those that prevail in transactions that the Company would contract with third parties. The company indicated above is owned by Company's main shareholders.

27.7.	American Airlines Investment Agreement

In the year ended December 31, 2022, GOL and American Airlines formalized the agreement to expand their commercial cooperation, with an investment of R$948,320, paid in cash by American Airlines for 22,224,513 preferred shares of the Company. See note 1.4.

84

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.8.	Compensation of the Key Management Personnel

	Consolidated
	2022	2021
Salaries, Bonus and Benefits (*)	48,061	45,014
Payroll Charges	12,760	11,981
Share-Based Compensation	19,106	21,798
Total	79,927	78,793

(*) Includes compensation for members of management and audit committee.

28.	Revenue

	Consolidated
	2022	2021
Passenger Transportation (*)	14,621,481	7,119,086
Cargo Transportation	530,578	361,648
Mileage Revenue	546,104	267,344
Other Revenues	84,360	36,866
Gross Revenue	15,782,523	7,784,944

Incurring Taxes	(583,798)	(351,560)
Net Revenue	15,198,725	7,433,384

(*) Of the total amount, R$272,807 in the period ended December 31, 2022 include revenues from no-show passengers, rebooking, ticket cancellation (R$210,018 in period ended December 31, 2021).

Revenue by geographical location is as follows:

	2022	%	2021	%
Domestic	13,411,513	88.2	7,174,373	96.5
International	1,787,212	11.8	259,011	3.5
Net revenue	15,198,725	100.0	7,433,384	100.0

85

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

29.	Costs and Expenses by Nature

	Parent Company		Consolidated
	2022	2021	2022	2021
Cost of Services
Personnel	-	-	(1,567,767)	(1,261,674)
Fuels and Lubricants(c)	-	-	(6,288,371)	(2,631,900)
Maintenance, Material and Repairs	-	-	(461,612)	(2,200,678)
Passenger Costs	-	-	(882,842)	(549,517)
Services	-	-	(209,583)	(178,437)
Landing Fees	-	-	(777,349)	(456,006)
Depreciation and Amortization	-	-	(1,489,577)	(988,504)
Other Operating Costs	-	-	(371,850)	(326,980)
Total Cost of Services	-	-	(12,048,951)	(8,593,696)

Selling Expenses
Personnel	-	-	(37,046)	(28,429)
Services	-	-	(185,267)	(114,016)
Sales and Marketing	(285)	(369)	(817,404)	(406,553)
Other Selling Expenses	(39)	(73)	(66,015)	(34,686)
Total Selling Expenses	(324)	(442)	(1,105,732)	(583,684)

Administrative Expenses
Personnel (a)	(5,719)	(11,819)	(674,010)	(743,572)
Services	(23,054)	(82,501)	(527,516)	(622,920)
Depreciation and Amortization	-	-	(121,851)	(108,054)
Other Administrative Expenses	(24,780)	(78,077)	(322,805)	(576,830)
Total Administrative Expenses	(53,553)	(172,397)	(1,646,182)	(2,051,376)

Other Operating Revenues (Expenses)
Sale-Leaseback Transactions (d)	104,711	2,113	140,368	5,913
Boeing Agreement Expense Recovery	-	-	-	23,725
Recovery of Taxes Paid	-	-	45,954	78,920
Idleness - Depreciation and Amortization (b)	-	-	(108,706)	(239,255)
Other Operating Revenues (Expenses)	(207,639)	4,186	81,638	91,474
Total Other Operating (Expenses) Revenues, Net	(102,928)	6,299	159,254	(39,223)

Total	(156,805)	(166,540)	(14,641,611)	(11,267,979)
(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Board in the "Salaries" line item.
(b)	See Note 1.2.1
(c)	See Note 1.2
(d)	See Note 16.1
(e)	The increase in these expenses in the period is substantially linked to the fine referred to in Note 1.10. In the Consolidated financial statements, it includes gains, with emphasis on changes in lease contracts in the amount of R$176,667, among others.

86

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Financial Income (Expenses)

	Parent Company		Consolidated
	2022	2021	2022	2021
Financial Revenues
Gains from Financial Investments	15,860	9,432	90,552	36,982
Others (a) (b)	174,757	146,945	25,965	11,812
Total Financial Revenues	190,617	156,377	116,517	48,794

Financial Expenses
Interest and Costs on Loans and Financing	(825,571)	(757,385)	(1,063,118)	(896,091)
Interest on Leases	-	-	(1,316,619)	(880,626)
Interests on the Provision for Aircraft Return	-	-	(231,800)	(57,976)
Commissions, Bank Charges and Interest on Other Operations (d)	(12,058)	(21,313)	(589,002)	(318,570)
Others	(9,479)	(8,519)	(316,345)	(47,782)
Total Financial Expenses	(847,108)	(787,217)	(3,516,884)	(2,201,045)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	42,025	200,267	42,025	200,267
Other Derivative Financial Instruments, Net	-	-	(44,651)	(1,515)
Total Derivative Financial Instruments	42,025	200,267	(2,626)	198,752

Monetary and Foreign Exchange Rate Variations, Net	263,901	(252,331)	1,328,204	(1,588,133)

Total	(350,565)	(682,904)	(2,074,789)	(3,541,632)

(a)	In the fiscal year ended December 31 2022, of the total parent company and consolidated balances, R$3,303 and R$16,864, respectively, refer to PIS and COFINS on financial revenues earned, as per Decree 8426 of April 1 2015 (R$2,886 and R$16,791 in the period ended December 31, 2021).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$178,060 in the fiscal year ended December 31, 2022 (R$149,830 in the period ended December 31, 2021).
(c)	See Note 32.2 (ESN and Capped call).
(d)	The increase in these expenses in the period is substantially linked to interest on the advance of receivables with sales growth.

31.	Commitments

31.1.	Aircraft purchase commitment

On December 31, 2022, the Company had 91 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The present value of firm orders on December 31, 2022, considering an estimate of contractual discounts, corresponds to around R$20,574,804 (R$21,947,804 on December 31, 2021), equivalent to US$3,943,271 (US$3,932,946 on December 31, 2021), and are segregated as follows:

	Parent Company and Consolidated
	2022	2021
2022	-	2,805,899
2023	4,234,480	3,384,587
2024	5,847,873	6,101,396
2025	6,970,535	6,428,138
2026	3,521,916	3,227,784
Total	20,574,804	21,947,804

Of the total commitments presented above, the Company must disburse R$7,170,725 (corresponding to US$1,374,308 on December 31, 2022) as advances for aircraft acquisition, according to the cash flow below:

87

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Parent Company and Consolidated
	2022	2021
2022	-	248,109
2023	1,642,175	1,174,768
2024	1,990,773	2,145,764
2025	2,355,513	2,279,227
2026	1,182,264	1,141,513
Total	7,170,725	6,989,381

31.2.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of December 31, 2022, the purchase commitments until 2023 total R$860,442.

32.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using of anticipated fuel purchase transactions with the distributor ("fixed price contract") and swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes guidelines, limits, and monitors the controls, including mathematical models adopted to continuously monitor the exposures and possible financial impacts, in addition to preventing the exploitation of operations of a speculative nature with financial instruments.

The Company does not hedge the entire risk exposure; therefore, the Company is subject to market variations for a significant part of its assets and liabilities exposed to the above risks. The decisions on the part to be hedged consider the financial risks and costs of the hedging and are set and reviewed at least monthly, in line with CPR’s strategies. The income (expenses) from operations and controls to manage risks are part of the monitoring carried out by the Committee and have been satisfactory to the proposed goals.

The airline industry remains exposed to the risks linked to the advance of the pandemic and new strains of the virus and to possible new restrictions by government authorities to stop the disease, so that the Company's financial income (expenses) may suffer impacts. Although the pandemic, in particular the prolongation of the pandemic and its uncertainties, is expected to have consequences for the financial income (expenses) of airlines in general, the risks linked to the Company must be measured in light of its financial position.

88

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
32.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on December 31, 2022 and December 31, 2021 are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	2022	2021	2022	2021	2022	2021	2022	2021
Assets							2021
Cash and Bank Deposits	47	2,981	-	-	168,994	116,123	-	-
Cash Equivalents	132	207,960	-	-	41	370,135	-	-
Financial Investments	4,815	4,378	-	-	423,418	373,689	-	-
Trade Receivables	-	-	-	-	-	-	887,734	850,683
Deposits (a)	-	-	-	2,790	-	-	2,068,593	1,373,109
Rights from Derivative Transactions	7,002	107,170	-	-	29,256	114,060	-	-
Credits with Related Companies	-	-	7,084,848	7,008,275	-	-	-	-
Other Credits	-	-	63,875	14,458	-	-	232,633	189,017

Liabilities
Loans and Financing (b)	17,753	162,568	10,406,053	9,859,000	17,753	162,568	11,967,138	11,737,462
Leases to Pay	-	-	-	-	-	-	11,206,959	10,762,984
Suppliers	-	-	41,520	84,351	-	-	2,319,954	1,898,970
Suppliers - Forfaiting	-	-	-	-	-	-	29,941	22,733
Derivative Liabilities	-	-	-	-	536	-	-	-
Obligations to Related Parties	-	-	145,434	6,692	-	-	-	-
Other Liabilities	-	-	589,373	581,767	-	-	692,171	1,023,700

(a)	Excludes court deposits, as described in Note 9.
(b)	The balances on December 31, 2022 and December 31, 2021, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

In the period ended December 31, 2022, there was no change in the classification between categories of the financial instruments.

89

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
32.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN 2024	Revenue Hedge	Total
Fair Value Changes
Rights (Liabilities) with Derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (Losses) Recognized in Income (Expenses)	-	-	635	19,507	183,462	-	203,604
Gains Recognized in Equity Valuation Adjustments	98,821	-	-	-	-	-	98,821
Settlements (Payments Received) During the Period	(126,097)	-	(2,318)	-	-	-	(128,415)
Rights (Liabilities) with Derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (Losses) Recognized in Income (Expenses)	-	(688)	417	(100,168)	144,815	-	44,376
Gains Recognized in Equity Valuation Adjustments	(38,100)	-	-	-	-	-	(38,100)
Settlements (Payments Received) During the Period	53,465	152	(417)	-	-	-	53,200
Rights (Obligations) with Derivatives on December 31, 2022	22,255	(536)	-	7,002	(17,753)	-	10,968
Rights from Derivative Transactions - Current	9,248	-	-	7,002	-	-	16,250
Rights from Derivative Transactions - Non-Current	13,006	-	-	-	-	-	13,006
Derivative liabilities – Current	-	(519)	-	-	-	-	(519)
Loans and Financing	-	-	-	-	(17,753)	-	(17,753)
Derivative liabilities – Non-Current	-	(17)	-	-	-	-	(17)

Changes in the Equity Valuation Adjustments
Balance on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair Value Adjustments During the Period	98,821	-	-	-	-		98,821
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	222,873	222,873
Net Reversals to Income (Expenses)	56,740	6,378	-	-	-	7,463	70,581
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair Value Adjustments During the Period	(38,100)	-	-	-	-		(38,100)
Adjustments of Hedge Accounting of Revenue		-	-	-	-	175,675	175,675
Net Reversals to Income (Expenses)	47,328	6,280	-	-	-	114,265	167,873
Balances on December 31, 2022	-	(290,549)	-	-	-	(322,804)	(613,353)

Effects on Income (Expenses)	(47,328)	(6,968)	417	(100,168)	144,815	(289,940)	(299,172)
Net Revenue	-	-	-	-	-	(119,180)	(119,180)
Cost of Services	(9,228)	-	-	-	-	-	(9,228)
Financial Income (Expenses)	(38,100)	(6,968)	417	(90,601)	132,626	-	(2,626)
Exchange Rate Change	-	-	-	(9,567)	12,189	(170,760)	(168,138)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On December 31, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and for aeronautical fuel protection and future revenue in US Dollar.

The schedule to realize the balance of Equity Valuation Adjustments on December 31, 2022, referring to cash flow hedges, is as follows:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest Rate	(20,397)	(34,691)	(36,490)	(36,317)	(35,661)	(126,993)	(290,549)
Revenue Hedge	(199,933)	(122,871)	-	-	-	-	(322,804)
Total	(220,330)	(157,562)	(36,490)	(36,317)	(35,661)	(126,993)	(613,353)

90

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.3.	Market Risks

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. The main market prices with an impact on the Company are fuel price, exchange rate and interest rate.

The sensitivity analysis of financial instruments was prepared to estimate the impact on income (loss) before taxes and equity on open derivatives position, foreign exchange exposure, and interest rates on December 31, 2022 for the market risks considered relevant by the Company's Management.

In the probable scenario, in the Company's assessment, the maintenance of market levels was considered, so that there are no impacts on income (loss) before taxes and equity. The Company also considered the following scenarios in the risk variable:

•	10% deterioration (adverse scenario I);

•        25% deterioration (adverse scenario II);

The estimates presented do not necessarily reflect the amounts to be ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

32.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company may use different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability, and margin deposit. The main instruments are futures, calls, calls spreads, collars and swaps.

The Company’s strategy for Fuel Risk Management is based on statistical models. Through the developed model, the Company can (i) measure the economic relationship between the hedging instrument and the hedged object, thus able to assess if the relationship between the price of aviation fuel and the price of foreign fuel behaves as expected; and (ii) adequately define the hedged index, thus able to establish the appropriate volume to be contracted to hedge the number of liters of fuel that will be consumed in a given period.

The Company’s models consider the potential factors of inefficiency that may impact on risk management strategies, such as changes in the pricing of aviation fuel by suppliers and the mismatch of the term of the hedging instrument and the hedged object.

The Company has hedged by hedge contracts approximately 1.7% of its fuel consumption for for the year 2023. In addition, the Company is protected by fixed-price fuel purchase commitments, as described in note 31.2.

91

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis considering fluctuations in prices of aviation fuel priced in US dollars, based on the price of the barrel on December 31, 2022 priced at US$80.45:

	Fuel
	US$/bbl (WTI)	Impact (in thousands of R$)
Decline in Prices/Barrel (-25%)	60.34	(18,121)
Decline in Prices/Barrel (-10%)	72.41	(10,192)
Increase in Prices/Barrel (+10%)	88.50	11,042
Increase in Prices/Barrel (+25%)	100.56	38,703

32.3.2.	Interest Rate

The Company’s strategy for interest risk management combines fixed and floating interest rates and establishes if it will be necessary to expand or reduce the interest rate exposures. The Company manages its exposure by calculating the Basis Point Value (“BPV”) of each agreement and uses volumes that correspond to the amount of BPVs necessary to achieve the goals proposed in the Risk Management to contract derivatives.

Through statistical models, the Company proves the economic relationship between the hedging instrument and the hedged object, considering potential factors of ineffectiveness, such as the mismatch of the term of the hedging instrument and the hedged object.

The Company is mainly exposed to lease transactions indexed to changes in the interest rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On December 31, 2022, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial Investments Net of Financial Debt (a)
Risk	Increase in the CDI rate	Libor Rate Increase
Reference Rates	13.65%	4.32%
Exposure Amount (Probable Scenario) (b)	(872,649)	(2,230,646)
Remote Favorable Scenario (-25%)	31,335	24,080
Possible Favorable Scenario (-10%)	12,534	9,632
Possible Adverse Scenario (+10%)	(12,534)	(9,632)
Remote Adverse Scenario (+25%)	(31,335)	(24,080)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Equity book balances recorded on December 31, 2022.

32.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

92

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	2022	2021	2022	2021
Assets
Cash, Cash Equivalents and Financial Investments	696	3,626	274,186	153,040
Trade Receivables	-	-	215,113	171,473
Deposits	-	2,790	2,068,593	1,373,109
Rights from Derivative Transactions	7,002	107,170	29,256	114,060
Total Assets	7,698	113,586	2,587,148	1,811,682

Liabilities
Loans and Financing	(10,423,806)	(10,021,568)	(10,797,091)	(10,677,266)
Leases to Pay	-	-	(10,940,049)	(10,724,976)
Suppliers	(24,569)	(32,272)	(461,134)	(497,877)
Provision for Aircraft and Engine Return	-	-	(2,601,195)	(2,679,833)
Total Liabilities	(10,448,375)	(10,053,840)	(24,799,469)	(24,579,952)

Exchange Rate Exposure Liabilities	(10,440,677)	(9,940,254)	(22,212,321)	(22,768,270)

Commitments Not Recorded in the Statements of Financial Position
Future Liabilities from Firm Aircraft Orders	(20,574,804)	(21,947,804)	(20,574,804)	(21,947,804)
Total	(20,574,804)	(21,947,804)	(20,574,804)	(21,947,804)

Total Exchange Rate Exposure (in R$)	(31,015,481)	(31,888,058)	(42,787,125)	(44,716,074)
Total Foreign Exchange Exposure (in US$)	(5,944,282)	(5,714,194)	(8,200,380)	(8,012,915)
Exchange Rate (R$/US$)	5.2177	5.5805	5.2177	5.5805

On December 31, 2022, the Company adopted the exchange rate of R$5.2177/US$1.00, corresponding to the closing rate for the month disclosed by the Central Bank of Brazil as a likely scenario. The table below shows the sensitivity analysis and the effect on Income (Expenses) of exchange rate fluctuations in the exposure on December 31, 2022:

		Effect on Income (Expenses)
	Exchange Rate	Parent Company	Consolidated
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.2177	10,440,677	22,212,321
Dollar Depreciation (-25%)	3.9133	2,610,169	5,553,080
Dollar Depreciation (-10%)	4.6959	1,044,068	2,221,232
Dollar Appreciation (+10%)	5.7395	(1,044,068)	(2,221,232)
Dollar Appreciation (+25%)	6.5221	(2,610,169)	(5,553,080)

32.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

93

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 and NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

32.5.	Liquidity Risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on December 31, 2022 and December 31, 2021 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	193,864	80,869	9,346,064	803,009	10,423,806
Suppliers	41,520	-	-	-	41,520
Obligations to Related Parties	-	-	145,434	-	145,434
Other Liabilities	188,272	149,340	251,761	-	589,373
On December 31, 2022	423,656	230,209	9,743,259	803,009	11,200,133

Loans and Financing	164,304	-	8,998,421	858,843	10,021,568
Suppliers	84,335	-	16	-	84,351
Obligations to Related Parties	-	-	6,692	-	6,692
Other Liabilities	85,843	-	495,923	-	581,766
On December 31, 2021	334,482	-	9,501,052	858,843	10,694,377

94

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases to Pay	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers - Forfaiting	29,941	-	-	-	29,941
Derivative liabilities	260	259	17	-	536
Other Liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

Loans and Financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases to Pay	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers - Forfaiting	22,733	-	-	-	22,733
Other Liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

32.6.	Measurement of the Fair Value of Financial Instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

•      Level 1: Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;

•      Level 2: Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•      Level 3: Fair value measurements are obtained from valuation techniques that include variables for the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2022 and 2021:

	Parent Company
		2022		2021
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	Level 1	47	47	3,285	3,285
Cash Equivalents	Level 2	132	132	207,656	207,656
Financial Investments	Level 2	4,815	4,815	4,378	4,378
Rights from Derivative Transactions	Level 2	7,002	7,002	107,170	107,170
Loans and Financing	Level 1	(17,753)	(17,753)	(162,568)	(162,568)

95

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
		2022		2021
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	Level 1	168,994	168,994	156,996	156,996
Cash Equivalents	Level 2	41	41	329,262	329,262
Financial Investments	Level 1	-	-	2,042	2,042
Financial Investments	Level 2	423,418	423,418	83,592	83,592
Rights from Derivative Transactions	Level 2	29,256	29,256	114,060	114,060
Loans and Financing	Level 1	(17,753)	(17,753)	(162,568)	(162,568)
Derivative liabilities	Level 2	(536)	(536)	-	-

The fair value of financial instruments measured at amortized cost was not disclosed since the fair value approximates their book value based on the established conditions, mainly due to the short term of maturity of these assets and liabilities. The fair values for loans and financing, which differ from the book balances, in turn, are disclosed in Note 15.

32.7.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	2022	2021
Total Loans and Financing	11,984,891	11,900,030
Total Leases to Pay	11,206,959	10,762,984
(-) Cash and Cash Equivalents	(169,035)	(486,258)
(-) Financial Investments	(423,418)	(373,689)
Net Debt	22,599,397	21,803,067

96

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.	Non-Cash Transactions

	Parent Company
	2022	2021
Share-Based Compensation (Investments / Capital Reserves)	26,184	21,578
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustment)	305,488	328,955
Post-Employment Benefit Actuarial Losses (Investments / Equity Valuation Adjustments)	17,516	41,524
Capital Increase by Issuing Shares to Minority Shareholders	-	606,839
Income (Expenses) on the Sale of Treasury Shares	21	279
Transfer of Treasury Shares	2,567	19,834
Issuance Senior Secured Amortizing Notes	1,003,279	-

	Consolidated
	2022	2021
Restricted Cash Debt Amortization (Restricted Cash / Loans and Financing)	-	198,270
Debt Amortization with Deposits Invested (Deposits / Leases to Pay)	23,707	41,974
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	613,879	2,295,903
Right of Use non-aeronautical assets (Property, Plant & Equipment / Leases Payable)	181,392	-
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	163,925	778,379
Write-off of lease agreements (other income/ leases payable)	2,328	-
Leaseback (Property, Plant & Equipment/Leases)	2,454,034	209,065
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	66,154	27,024
Post-Employment Benefit Actuarial Losses (Provisions / Equity Valuation Adjustments)	17,516	41,524
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	305,488	328,955
Capital Increase by Issuing Shares to Minority Shareholders	-	606,839
Capital Reserve Recognized	-	744,450
Income (Expenses) on the Sale of Treasury Shares	21	279
Transfer of Treasury Shares	2,567	19,834
Deposit for guarantee	38,931	-
Issuance of Senior Secured Amortizing Notes (Deposits/ Loans and financing/ Leases).	1,003,279	-

97

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.	Liabilities from Financing Activities

The changes for the periods ended December 31, 2022 and 2021 of the liabilities of the Company's financing activities are shown below:

34.1.	Parent Company

	2022
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Senior Secured Amortizing Notes	Share-Based Compensation	Transfer of Treasury Shares	Payment with issuance of shares	Closing Balance
Loans and Financing	10,021,568	-	(665,580)	(655,148)	852,313	(132,626)	1,003,279	-	-	-	10,423,806
Obligations to Related Parties	6,692	135,252	-	3,490	-	-	-	-	-	-	145,434
Share Capital	4,039,112	694	-	-	-	-	-	-	-	591	4,040,397
Shares to Issue	3	588	-	-	-	-	-	-	-	(591)	-
Treasury Shares	(41,514)	16	-	-	-	-	-	-	2,588	-	(38,910)
Capital Reserve	208,711	946,261	-	-	-	-	-	26,184	(2,588)	-	1,178,568

	2021
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Capital Increase from Non-Controlling Interests	Capital Increase with Shares to be Issued	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Loans and Financing	7,629,713	1,767,983	(601,060)	654,351	757,385	(186,804)	-	-	-	10,021,568
Share Capital	3,009,436	420,734	-	-	-	-	606,839	2,103	-	4,039,112
Shares to Issue	1,180	926	-	-	-	-	-	(2,103)	-	3
Treasury Shares	(62,215)	588	-	-	-	-	-	-	20,113	(41,514)

98

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.2.	Consolidated

	2022
				Non-Cash Transactions						Adjustments to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Write-off of lease or Senior Secured Amortizing Notes	Transfer of Treasury Shares	Payment with issue of shares	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Share-Based Compensation	Closing Balance
Loans and Financing	11,900,030	(263,764)	(912,651)	-	1,003,279	-	-	(701,966)	1,092,589	(132,626)	-	11,984,891
Leases to Pay	10,762,984	(2,357,341)	(58,357)	2,723,031	(459,480)	-	-	(720,497)	1,316,619	-	-	11,206,959
Share Capital	4,039,112	694	-	-		-	591	-	-	-	-	4,040,397
Shares to Issue	3	588	-	-		-	(591)	-	-	-	-	-
Treasury Shares	(41,514)	16	-	-		2,588	-	-	-	-	-	(38,910)
Capital Reserves	208,711	946,261	-	-		(2,588)	-	-	-	-	26,184	1,178,568

	2021
				Non-Cash Transactions					Adjustments to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Transaction with Non-Controlling Shareholders, Shares to be Issued and Sale/Transfer of Treasury Shares	Amortization with Linked Assets	Distribution of Interim Dividends	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	9,976,966	1,359,595	(704,409)	-	-	(198,270)	-	756,861	896,091	(186,804)	11,900,030
Leases to Pay	7,584,192	(1,449,285)	16,652	3,255,646	-	(41,973)	-	517,126	880,626	-	10,762,984
Dividends and ISE to Pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share Capital	3,009,436	420,734	-	-	608,942	-	-	-	-	-	4,039,112
Shares to Issue	1,180	926	-	-	(2,103)	-	-	-	-	-	3
Treasury Shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital Reserves	207,246	(744,450)	21,578	-	724,337	-	-	-	-	-	208,711
(1)	The amount is recorded in the Other liabilities group, in current liabilities

99

Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Subsequent events

35.1	Final decision (res judicata) – STF

On February 8, 2023, the Federal Supreme Court (STF), unanimously, considered that a final decision (res judicata) on taxes collected on a continuous basis, loses its effects if the Court decides otherwise at a later time. From the perspective of the provisions of this decision and considering the Company's accounting policies, as well as Circular Letter No. 1/2023/CVM/SNC/SEP of February 13, 2023, the Company evaluated its final and unappealable legal proceedings and did not identify relevant impact on the financial statements for the fiscal year ended December 31, 2022.

35.2	Financing Transaction and Support Agreement

On March 3, 2023, Abra Group Limited ("Abra"), the new holding company created to control the operations of GOL and Avianca Group International Limited ("Avianca") closed a private placement with Abra's investors and concurrently GOL closed Abra's private investment in GOL through Senior Secured Notes ("GOL SSNs due 2028") which may be replaced, upon Abra's request, by Exchangeable Senior Secured Notes ("GOL ESSNs due 2028"). The GOL SSNs due 2028 are secured by the intellectual property and trademark of Smiles, GOL's loyalty program, and a shared lien on GOL's intellectual property, trademark and spare parts. A portion of the investment in Abra comes from members of the Ad-Hoc Group holding secured and unsecured GOL bonds (the "Ad-Hoc Group"), who signed a support agreement (the "Support Agreement" or "SA") on February 7, 2023, and a portion of the investment comes from GOL bondholders outside the Ad-Hoc Group (the "Non-AHC Group"), who have signed terms of adherence to the Support Agreement.

Final Terms of Company Financing:

•	Abra entered into definitive documents in connection with (i) investing, subject to certain conditions and approvals, up to US$451 million in cash, (ii) contributing US$1,077 million par value of GOL bonds at a discount of US$312.6 million par value, and (iii) receiving as consideration the GOL SSNs due 2028.

•	The US$1,077 million par value of GOL bonds will be cancelled upon closing.

•	The terms of the GOL SSNs due 2028 to be issued to Abra include:

o	Agregate principal amount: up to $1.4 billion
o	Maturity: March 2, 2028
o	Interest rate: 18% (of which 4.5% will be paid in cash and 13.5% will be paid in-kind)
o	OID: 15 points
o	Prepayment: Non-call life except that the GOL SSNs due 2028 can be repaid through the issuance of the GOL ESSNs due 2028
o	Secured Interest: (i) a first-lien on the Smiles brand, intellectual property, customer lists, trademarks, the primary platform infrastructure related contracts and other agreements (the “Smiles IP Collateral”) including by way of a fiduciary assignment and by transfer of certain assets to a wholly owned subsidiary the equity of which is pledged to secure the GOL SSNs due 2028 and the GOL ESSNs due 2028, (ii) a first lien pledge of all intercompany loans to GOL from its subsidiaries and affiliates and (iii) a pari passu lien on the intellectual property, brand and spare parts securing the GOL 8.0% SSNs due 2026 (“GOL SSNs due 2026”) (the “GOL Collateral”)
o	IPCo: GOL will transfer the available Smiles IP Collateral to a wholly owned Brazilian subsidiary (the “IPCo”) by July 10, 2023, with the remaining available Smiles IP Collateral to be transferred to IPCo by December 31, 2023 and GOL will enter into contractual undertakings with Abra and IPCo requiring that Smiles be GOL’s sole and exclusive loyalty program
o	Covenants: other protective covenants for a security of this nature in line with existing GOL debt covenants

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Notes to the Financial Statements Fiscal Year ended December 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•	Subject to certain conditions and approvals, Abra can request the exchange of the GOL SSNs due 2028 for the GOL ESSNs due 2028. The terms of the GOL ESSN due 2028 include:

o	Aggregate Principal Amount: same as the GOL SSNs due 2028
o	Maturity: March 2, 2028
o	Interest rate: 18% (of which 4.5% will be paid in cash and 13.5% will be paid-in-kind)
o	Conversion Premium: 35% which upon satisfaction of certain conditions can be reduced to 15%
o	Security interest: first lien on the same collateral that secures the GOL SSNs due 2028
o	Early maturity: springing maturity in 2024 or 2025 prior to the maturity dates of the GOL 3.75% SENs due 2024 (“GOL SENs due 2024”), GOL 7.0% SUNs due 2025 (“GOL SUNs due 2025”) due 2025 and GOL SSNs due 2026, respectively, in each case, if more than 10% of such bonds remain outstanding
o	Covenants: the same protective covenants as the GOL SSNs due 2028

Support Agreement Results

•	Certain shareholders of Abra have invested $172.5 million in cash, the Ad-Hoc Group has invested $329.9 million in cash and the Non AHC Group has invested $49.5 million in cash to support the transaction representing an aggregate cash investment of $551.9 million.

•	The Ad-Hoc Group and the Non AHC Group have delivered $1,077 million face value of GOL bonds to Abra at an average price of 71 cents.

•	The GOL bonds delivered by members of the Ad-Hoc Group and the Non AHC Group represent 83% of the GOL SENs due 2024, 47% of the GOL SUNs due 2025, 61% of the GOL SSNs due 2026 and 10% of the GOL Perpetual Notes.

•	The amounts fully satisfied the conditions precedent associated with the minimum cash requirement and the minimum bonds delivered requirement as contemplated under the Support Agreement, and meet the thresholds required for the exit consents to eliminate certain covenants and modify the 2026 indenture, in respect thereof, to close the transaction.

•	In addition, the invested amounts conform to the aggregate principal amount caps contained in the Support Agreement, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer